SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                                             Net Serviços de Comunicação S.A.
                                             Financial Statements
                                             December 31, 2006 and 2005
                                             (With independent auditors’ report thereon)
                                             (A translation of the original report in Portuguese as published in
                                             Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                      Brazilian Corporation Law
ANNUAL REPORT - Base-date–12/31/2006
NET SERVIÇOS DE COMUNICAÇÃO S.A.

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY'S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 -CNPJ 00.108.786/0001-65
5 – NIRE 33300159783

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 – CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 – TELEPHONE 2111-2606	8 - TELEPHONE -	9 – TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME Leonardo Porciúncula Gomes Pereira
2 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar Parte			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 – TELEPHONE 2111-2606	9 - TELEPHONE -	10 – TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 – FAX -
16 - E-MAIL leonardo.pereira@netservicos.com.br

01.04– REFERENCE /AUDITOR

CURRENT YEAR	1 – DATE OF BEGINNIG OF THE FISCAL YEAR	2 – DATE OF END OF THE FISCAL YEAR
1 – 2006	01/01/2006	31/12/2006
2 – 2005	01/01/2005	31/12/2005
3 – 2004	01/01/2004	31/12/2005
4 – NAME/ COMPANY NAME OF THE AUDITOR KPMG Auditores Independentes		5 – CVM COD 00418-9
6 – NAME OF THE TECHNICAL RESPONSIBLE Pedro Augusto de Melo		7 – CPF OF THE TECHNICAL RESP. 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 12/31/2006	2 12/31/2005	3 12/31/2004
Paid-up Capital
1 – Common	110,676	1,613,225	828,371
2 – Preferred	181,677	2,341,438	1,200,484
3 – Total	292,353	3,954,663	2,028,855
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06– CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08– CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – PAYMENT BEGINNING	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09– INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

Balance sheets
December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Parent Company
Account	Description	31/12/2006	31/12/2005	31/12/2004
1	Total Assets	2,496,969	1,761,999	1,778,871
1.01	Current Assets	343,489	139,864	111,640
1.01.01	Cash and Cash equivalents	252,125	54,812	355
1.01.01.01	Cash	2,402	107	355
1.01.01.02	Investments and securities	249,723	54,705	0
1.01.02	Receivables	50,652	66,136	0
1.01.02.01	Customers	0	0	0
1.01.02.01.01	Subscriber Accounts Receivable	0	0	0
1.01.02.01.02	Provision for Doubtful Accounts Receivable	0	0	0
1.01.02.01.03	Deferred Revenues	0	0	0
1.01.02.02	Several Credits	50,652	66,136	0
1.01.02.02.01	Accounts Receivable from Affiliated Company	50,652	66,136	0
1.01.03	Inventories	0	0	0
1.01.04	Other	40,712	18,916	111,285
1.01.04.01	Deferred Taxes	1,206	2,076	5,513
1.01.04.02	Taxes Recoverable	3,631	983	42,000
1.01.04.03	Other Current Assets	2,327	2,834	3,008
1.01.04.04	Related Parties	0	0	0
1.01.04.05	Programming Receivables from subsidiaries	17,255	3,516	41,286
1.01.04.06	Accounts Receivables – Sale of Investments	0	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	16,293	9,507	19,478
1.02	Non Current Assets	2,153,480	1,622,135	1,667,231
1.02.01	Sundry Credits	101,400	194,257	315,460
1.02.01.01	Several Credits	20,470	15,866	11,899
1.02.01.01.01	Judicial Deposits	11,949	11,913	11,899
1.02.01.01.02	Prepaid Expenses	8,521	3,953	0
1.02.01.02	Credits with Affiliated Company	48,753	142,932	268,255
1.02.01.02.01	Credits with Associated Company	24	0	0
1.02.01.02.02	Credits with Subsidiary	48,729	142,930	268,236
1.02.01.02.03	Credits with other Affiliated Company	0	2	19
1.02.01.03	Other	32,177	35,459	35,306

Balance sheets
December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Parent Company
Account	Description	31/12/2006	31/12/2005	31/12/2004
1.02.01.03.01	Deferred Taxes	6,015	6,555	3,404
1.02.01.03.02	Other Credits of Values	67	69	67
1.02.01.03.03	Accounts Receivable - Sale of Investments	26,095	28,835	31,835
1.02.02	Fixed Assets	2,052,080	1,427,878	1,351,771
1.02.02.01	Investments	2,007,613	1,373,840	1,293,455
1.02.02.01.01	Investments in Associated Companies	0	0	0
1.02.02.01.02	Investments in subsidiaries	0	0	0
1.02.02.01.03	Participation on Subsidiary	1,585,991	1,323,520	1,201,521
1.02.02.01.04	Participation on Subsidiary – Goodwill	421,622	50,320	91,934
1.02.02.01.05	Other Investments	0	0	0
1.02.02.02	Property, Plant & Equipment	44,467	53,561	57,480
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred Charges	0	477	836

Balance sheets
December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Parent Company
Account	Description	31/12/2006	31/12/2005	31/12/2004
2	Total Liabilities	2,496,969	1,761,999	1,778,871
2.01	Current Liabilities	91,857	74,481	1,457,851
2.01.01	Loans and Financing	2,919	0	908,785
2.01.02	Debentures	5,729	48,029	446,116
2.01.03	Suppliers	23,166	8,538	57,086
2.01.04	Taxes and Contributions Payable	1,050	698	1,411
2.01.04.01	Fiscal Obligations	1,050	698	1,411
2.01.04.02	Income Tax Payable	0	0	0
2.01.05	Dividends Payable	0	0	0
2.01.06	Provisions	35,321	12,374	23,401
2.01.06.01	Payroll and Related Charges	35,321	12,374	23,401
2.01.07	Related Parties	11,376	197	17,171
2.01.07.01	Accounts Payable to Shareholders	0	0	17,171
2.01.08	Other	12,296	4,645	3,881
2.01.08.01	Accounts and Expenses Payable	12,296	4,645	3,881
2.02	Non Current Liabilities	1,164,887	1,066,249	529,027
2.02.01	Long-term Liability	1,164,887	1,066,249	529,027
2.02.01.01	Loans and Financing	320,700	0	0
2.02.01.02	Debentures	580,000	650,000	0
2.02.01.03	Provisions	0	0	764
2.02.01.03.01	Programming Payable	0	0	764
2.02.01.04	Related Parties	6,389	124,672	318,736
2.02.01.04.01	Related Parties – Subsidiaries	6,374	124,669	315,834
2.02.01.04.02	Related Parties – Shareholders	0	3	2,902
2.02.01.04.03	Related Parties – Subsidiaries	15	0	0
2.02.01.04.04	Related Parties – Associated Companies	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	257,798	291,577	209,527
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0	0
2.02.01.06.02	Provision for Contingencies	257,798	283,278	208,024
2.02.01.06.03	Deferred Income Taxes	0	0	0
2.02.01.06.04	Provisions and Other Accounts Payable	0	8,299	1,503
2.02.02	Deferred Income	0	0	0
2.04	Shareholders Equity	1,240,225	621,269	(208,007)
2.04.01	Capital	4,072,641	3,461,349	2,735,727
2.04.02	Capital Reserve	355,924	430,193	452,202
2.04.02.01	Special Goodwill Reserve	292,277	366,546	452,202
2.04.02.02	Premiums on Issue of Debentures	54,945	54,945	0
2.04.02.03	Goodwill on Share Issues	8,702	8,702	0

Balance sheets
December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Parent Company
Account	Description	31/12/2006	31/12/2005	31/12/2004
2.04.03	Revaluation Reserve	0	0	0
2.04.03.01	Own Assets	0	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0	0
2.04.04	Profit Reserves	0	0	0
2.04.04.01	Legal Reserve	0	0	0
2.04.04.02	Statutory Reserve	0	0	0
2.04.04.03	Contingencies Reserve	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Retained Earnings	0	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	0	0	0
2.04.05	Retained earnings/ Accumulated Losses	(3,188,340)	(3,270,273)	(3,395,936)
2.04.06	Advance for Future Capital Increase	0	0	0

Statements of Income
Years ended December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Parent Company
Account	Description	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005	01/01/2004 a 31/12/2004
3.01	Gross Revenue of Sales and Services	63,299	0	0
3.02	Taxes and Other Deductions From Revenue	(8,755)	0	0
3.03	Net Revenues	54,544	0	0
3.04	Cost of goods sold and services rendered	0	0	0
3.05	Gross Profit	54,544	0	0
3.06	Operating Expenses / Income	27,491	269,690	(53,795)
3.06.01	Selling Expenses	0	0	0
3.06.02	General and Administrative	(81,683)	(100,756)	(117,397)
3.06.02.01	General and Administrative Expenses	(63,815)	(80,534)	(96,549)
3.06.02.02	Depreciation and Amortization	(17,868)	(20,222)	(20,848)
3.06.03	Financial	(97,092)	(2,435)	(272,654)
3.06.03.01	Financial Income	26,352	227,468	2,229
3.06.03.02	Financial Expense	(123,444)	(229,903)	(274,883)
3.06.04	Other Operating Income	2,123	3,559	631
3.06.05	Other Operating Expense	(15,049)	(27,910)	(51,058)
3.06.05.01	Amortization of Goodwill on Investments	(14,496)	(27,226)	(47,299)
3.06.05.02	Other	(553)	(684)	(3,759)
3.06.06	Equity on investees	219,192	397,232	386,683
3.06.06.01	Equity on investees	219,192	272,676	329,358
3.06.06.02	Provision for losses on investments	0	124,556	57,325
3.07	Operating Income	82,035	269,690	(53,795)
3.08	Non Operating Income/(Loss)	(102)	(144,700)	6,953
3.08.01	Non Operating Income	398	225,939	60,674
3.08.02	Non Operating Losses	(500)	(370,639)	(53,721)
3.09	Income (loss) Before Income Tax	81,933	124,990	(46,842)
3.10	Income Tax Expenses	0	673	1,447
3.11	Deferred Income Taxes	0	0	0
3.12	Participations/Contributions of Profit	0	0	0
3.12.01	Participation	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0
3.15	Net Income (Loss) for the Year	81,933	125,663	(45,395)

Statements of Changes in Financial Position
Years ended December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Parent Company
Account	Description	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005	01/01/2004 a 31/12/2004
4.01	Sources	1,621,213	1,649,930	367,663
4.01.01	Of the Operations	(131,724)	(23,483)	(340,132)
4.01.01.01	Net Income (Loss) for the Year	81,933	125,663	(45,395)
4.01.01.02	Values that do not change Current Capital	(213,657)	(149,146)	(294,737)
4.01.01.02.01	Depreciation and Amortization	32,363	47,448	68,147
4.01.01.02.02	Result on Sale of Property and Equipment	575	(3,054)	(7,041)
4.01.01.02.03	Deferred Income Tax and Social Contribution	0	0	0
4.01.01.02.04	Provision(Reduction) Contingencies Long-term	(46,910)	46,752	(7,449)
4.01.01.02.05	Participation on Subsidiary	(219,192)	(397,232)	(386,683)
4.01.01.02.06	Monetary Variation and Interest of non-current	19,444	54,615	38,032
4.01.01.02.07	Minority Shareholders	0	0	0
4.01.01.02.08	Loss of Capital on Investments	63	102,325	257
4.01.02	Of the Shareholders	537,023	703,613	0
4.01.02.01	Capital Increase	537,023	639,966	0
4.01.02.02	Premium on Issuance of Debentures	0	54,945	0
4.01.02.03	Goodwill on stock Issue	0	8,702	0
4.01.02.04	Capital Increase Programming Credits	0	0	0
4.01.02.05	Capitalization of Resources	0	0	0
4.01.03	Third Party	1,215,914	969,800	707,795
4.01.03.01	Non-current Liability Increase	0	6,799	1,502
4.01.03.02	Reduction of Non-current Assets	18,915	85,219	107
4.01.03.03	Reduction of Accounts Receivable of Affiliated Company	0	0	281,399
4.01.03.04	Transfer of Current Liability to Non-current Liability	0	0	0
4.01.03.05	Transfer of Non-current Assets to Current Assets.	0	0	43,269
4.01.03.06	Transfer of Property and Equipment to Current Assets	0	0	612
4.01.03.07	Dividend Received	163,531	254	304
4.01.03.08	Interest on Own Capital	15,255	11,184	21,521
4.01.03.09	Increase of Accounts Payable Affiliated Company	0	0	288,994
4.01.03.10	Reduction of Investment by Incorporation	0	0	27,816
4.01.03.11	Value of the Sale of Property and Equipment	1,247	216,344	42,271
4.01.03.12	Issue of Debentures and Perpetual Notes	906,966	650,000	0
4.01.03.13	Reduction of Capital of Subsidiaries	110,000	0	0
4.02	Applications	1,434,964	238,336	583,422
4.02.01	Investment	627,982	0	0

Statements of Changes in Financial Position
Years ended December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Parent Company
Account	Description	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005	01/01/2004 a 31/12/2004
4.02.02	Property and Equipment	9,970	16,116	6,451
4.02.03	Deferred	150	447	549
4.02.04	Increase on Accounts Receivable of Affiliated Company	0	0	287,529
4.02.05	Reduction on Accounts Payable of Affiliated Company	133,960	128,353	208,701
4.02.06	Transfer Non-current Liability to Current Liability	0	0	43,149
4.02.07	Increase of Non-current Assets	4,604	92,653	37,043
4.02.08	Reduction of Non-current Liability	658,298	767	0
4.03	Addition/ Reduction on Current Capital	186,249	1,411,594	(215,759)
4.04	Variation of Current Assets	203,625	28,224	74,551
4.04.01	Current Assets on the Beginning of the year	139,864	111,640	37,089
4.04.02	Current Assets on the End of the year	343,489	139,864	111,640
4.05	Variation of Current Liability	17,376	(1,383,370)	290,310
4.05.01	Current Liability on Beginning of the year	74,481	1,457,851	1,167,541
4.05.02	Current Liability on the End of the year	91,857	74,481	1,457,851

Statements of changes in Stockholders’ Equity
Year ended December 31, 2006
(In thousands of Reais)

Account	Description	Capital Stock	Reserve of Capital	Reserve of Revaluation	Reserve of Profit	Profit/Losses Accumulated	Total of Stockholder’s
5.01	Beginning Balance	3,461,349	430,193	0	0	(3,270,273)	621,269
5.02	Adjustments of prior Fiscal Years	0	0	0	0	0	0
5.03	Increase/ Decrease of Capital Stock	537,023	0	0	0	0	537,023
5.04	Realization of Reserve	74,269	(74,269)	0	0	0	0
5.04.01	Merger of the special reserve of goodwill	74,269	(74,269)	0	0	0	0
5.05	Shares on Treasury	0	0	0	0	0	0
5.06	Profit/Loss of Fiscal year	0	0	0	0	81,933	81,933
5.07	Destination	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	4,072,641	355,924	0	0	(3,188,340)	1,240,225

Statements of changes in Stockholders’ Equity
Year ended December 31, 2005
(In thousands of Reais)

Account	Description	Capital Stock	Reserve of Capital	Reserve of Revaluation	Reserve of Profit	Profit/LossesAccumulated	Total of Stockholder’s
5.01	Beginning Balance	2,735,727	452,202	0	0	(3,395,936)	(208,007)
5.02	Adjustments of prior Fiscal Years	0	0	0	0	0	0
5.03	Increase/ Decrease of Capital Stock	639,966	0	0	0	0	639,966
5.04	Realization of Reserve	85,656	(85,656)	0	0	0	0
5.04.01	Merger of the special reserve of goodwill	85,656	(85,656)	0	0	0	0
5.05	Shares on Treasury	0	0	0	0	0	0
5.06	Profit/Loss of Fiscal year	0	0	0	0	125,663	125,663
5.07	Destination	0	0	0	0	0	0
5.08	Other	0	63,647	0	0	0	63,647
5.08.01	Premium on Issue of Debentures	0	54,945	0	0	0	54,945
5.08.02	Goodwill on Issue of shares	0	8,702	0	0	0	8,702
5.09	Final Balance	3,461,349	430,193	0	0	(3,270,273)	621,269

Statements of changes in Stockholders’ Equity
Year ended December 31, 2004
(In thousands of Reais)

Account	Description	Capital Stock	Reserve of Capital	Reserve of Revaluation	Reserve of Profit	Profit/Losses Accumulated	Total of Stockholder’s
5.01	Beginning Balance	2,735,727	452,202	0	0	(3,350,541)	(162,612)
5.02	Adjustments of prior Fiscal Years	0	0	0	0	0	0
5.03	Increase/ Decrease of Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserve	0	0	0	0	0	0
5.05	Shares on Treasury	0	0	0	0	0	0
5.06	Profit/Loss of Fiscal year	0	0	0	0	(45,395)	(45,395)
5.07	Destination	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	2,735,727	452,202	0	0	(3,395,936)	(208,007)

Balance sheets
December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Consolidated
Account	Description	31/12/2006	31/12/2005	31/12/2004
1	Total Assets	3,190,271	2,322,293	2,229,719
1.01	Current Assets	808,036	696,096	621,775
1.01.01	Cash and Cash equivalents	506,457	302,756	324,734
1.01.01.01	Cash	25,419	25,605	13,177
1.01.01.02	Investments and securities	481,038	277,151	311,557
1.01.02	Receivables	104,216	71,843	60,744
1.01.02.01	Customers	93,292	71,843	60,744
1.01.02.01.01	Subscriber Accounts Receivable	230,074	193,045	183,793
1.01.02.01.02	Provision for Doubtful Accounts Receivable	(24,933)	(26,434)	(35,615)
1.01.02.01.03	Deferred Revenues	(111,849)	(94,768)	(87,434)
1.01.02.02	Several Credits	10,924	0	0
1.01.02.02.01	Accounts Receivable from Affiliated Company	10,924	0	0
1.01.03	Inventories	52,473	43,185	39,251
1.01.04	Other	144,890	278,312	197,046
1.01.04.01	Deferred Taxes	116,466	152,872	132,375
1.01.04.02	Taxes Recoverable	17,834	12,178	54,147
1.01.04.03	Other Current Assets	10,508	11,889	10,524
1.01.04.04	Related Parties	0	101,373	0
1.01.04.05	Programming Receivables from subsidiaries	82	0	0
1.01.04.06	Accounts Receivables – Sale of Investments	0	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	0	0	0
1.02	Non Current Assets	2,382,235	1,626,197	1,607,944
1.02.01	Sundry Credits	600,960	639,978	579,938
1.02.01.01	Several Credits	147,103	118,948	84,818
1.02.01.01.01	Judicial Deposits	137,508	113,814	83,532
1.02.01.01.02	Prepaid Expenses	9,595	5,134	1,286
1.02.01.02	Credits with Affiliated Company	0	0	0
1.02.01.02.01	Credits with Associated Company	0	0	0
1.02.01.02.02	Credits with Subsidiary	0	0	0
1.02.01.02.03	Credits with other Affiliated Company	0	0	0
1.02.01.03	Other	453,857	521,030	495,120
1.02.01.03.01	Deferred Taxes	425,965	488,628	458,159

Balance sheets
December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Consolidated
Account	Description	31/12/2006	31/12/2005	31/12/2004
1.02.01.03.02	Other Credits of Values	1,797	3,567	5,126
1.02.01.03.03	Accounts Receivable - Sale of Investments	26,095	28,835	31,835
1.02.02	Fixed Assets	1,781,275	986,219	1,028,006
1.02.02.01	Investments	568,254	80,930	137,844
1.02.02.01.01	Investments in Associated Companies	0	0	0
1.02.02.01.02	Investments in subsidiaries	0	0	0
1.02.02.01.03	Participation on Subsidiary	125,955	0	0
1.02.02.01.04	Participation on Subsidiary – Goodwill	442,135	80,766	137,680
1.02.02.01.05	Other Investments	164	164	164
1.02.02.02	Property, Plant & Equipment	1,069,482	829,592	836,125
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred Charges	143,539	75,697	54,037

Balance sheets
December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Consolidated
Account	Description	31/12/2006	31/12/2005	31/12/2004
2	Total Liabilities	3,190,271	2,322,293	2,229,719
2.01	Current Liabilities	440,636	417,956	1,930,320
2.01.01	Loans and Financing	2,919	91,347	1,122,176
2.01.02	Debentures	5,729	48,029	446,116
2.01.03	Suppliers	227,760	132,862	199,813
2.01.04	Taxes and Contributions Payable	71,098	71,226	53,006
2.01.04.01	Fiscal Obligations	47,075	36,441	34,996
2.01.04.02	Income Tax Payable	24,023	34,785	18,010
2.01.05	Dividends Payable	0	0	0
2.01.06	Provisions	65,462	29,659	40,960
2.01.06.01	Payroll and Related Charges	65,462	29,659	40,960
2.01.07	Related Parties	0	0	35,142
2.01.07.01	Accounts Payable to Shareholders	0	0	35,142
2.01.08	Other	67,668	44,833	33,107
2.01.08.01	Accounts and Expenses Payable	67,668	44,833	33,107
2.02	Non Current Liabilities	1,509,206	1,282,688	506,995
2.02.01	Long-term Liability	1,479,715	1,282,688	506,995
2.02.01.01	Loans and Financing	320,700	0	0
2.02.01.02	Debentures	580,000	650,000	0
2.02.01.03	Provisions	0	0	760
2.02.01.03.01	Programming Payable	0	0	760
2.02.01.04	Related Parties	0	3	4,016
2.02.01.04.01	Related Parties – Subsidiaries	0	0	0
2.02.01.04.02	Related Parties – Shareholders	0	3	2,902
2.02.01.04.03	Related Parties – Subsidiaries	0	0	1,114
2.02.01.04.04	Related Parties – Associated Companies	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	579,015	632,685	502,219
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0	0
2.02.01.06.02	Provision for Contingencies	576,957	620,035	493,810
2.02.01.06.03	Deferred Income Taxes	139	906	0
2.02.01.06.04	Provisions and Other Accounts Payable	1,919	11,744	8,409
2.02.02	Deferred Income	29,491	0	0
2.03	Minority Shareholders	204	380	411
2.04	Shareholders Equity	1,240,225	621,269	(208,007)
2.04.01	Capital	4,072,641	3,461,349	2,735,727
2.04.02	Capital Reserve	355,924	430,193	452,202
2.04.02.01	Special Goodwill Reserve	292,277	366,546	452,202
2.04.02.02	Premiums on Issue of Debentures	54,945	54,945	0

Balance sheets
December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Consolidated
Account	Description	31/12/2006	31/12/2005	31/12/2004
2.04.02.03	Goodwill on Share Issues	8,702	8,702	0
2.04.03	Revaluation Reserve	0	0	0
2.04.03.01	Own Assets	0	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0	0
2.04.04	Profit Reserves	0	0	0
2.04.04.01	Legal Reserve	0	0	0
2.04.04.02	Statutory Reserve	0	0	0
2.04.04.03	Contingencies Reserve	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Retained Earnings	0	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	0	0	0
2.04.05	Retained earnings/ Accumulated Losses	(3,188,340)	(3,270,273)	(3,395,936)
2.04.06	Advance for Future Capital Increase	0	0	0

Statements of Income
Years ended December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Consolidated
Acocunt	Description	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005	01/01/2004 a 31/12/2004
3.01	Gross Revenue of Sales and Services	2,467,724	1,968,644	1,710,658
3.02	Taxes and Other Deductions From Revenue	(531,685)	(375,562)	(317,959)
3.03	Net Revenues	1,936,039	1,593,082	1,392,699
3.04	Cost of goods sold and services rendered	(1,090,778)	(932,859)	(831,570)
3.05	Gross Profit	845,261	660,223	561,129
3.06	Operating Expenses / Income	(640,880)	(522,882)	(706,618)
3.06.01	Selling Expenses	(200,582)	(122,185)	(96,549)
3.06.02	General and Administrative	(328,149)	(268,187)	(274,152)
3.06.02.01	General and Administrative Expenses	(300,451)	(236,533)	(231,369)
3.06.02.02	Depreciation and Amortization	(27,698)	(31,654)	(42,783)
3.06.03	Financial	(116,127)	(101,325)	(282,689)
3.06.03.01	Financial Income	50,008	177,647	44,559
3.06.03.02	Financial Expense	(166,135)	(278,972)	(327,248)
3.06.04	Other Operating Income	43,608	24,175	17,754
3.06.05	Other Operating Expense	(40,010)	(55,360)	(75,143)
3.06.05.01	Amortization of Goodwill on Investments	(24,428)	(42,310)	(70,569)
3.06.05.02	Other	(15,582)	(13,050)	(4,574)
3.06.06	Equity on investees	380	0	4,161
3.06.06.01	Equity on investees	380	0	2,004
3.06.06.02	Provision for losses on investments	0	0	2,157
3.07	Operating Income	204,381	137,341	(145,489)
3.08	Non Operating Income/(Loss)	(5,698)	(13,532)	7,996
3.08.01	Non Operating Income	25,936	398,562	101,314
3.08.02	Non Operating Losses	(31,634)	(412,094)	(93,318)
3.09	Income (loss) Before Income Tax	198,683	123,809	(137,493)
3.10	Income Tax Expenses	(25,134)	(34,460)	(19,474)
3.11	Deferred Income Taxes	(91,734)	36,479	111,741
3.12	Participations/Contributions of Profit	0	0	0
3.12.01	Participation	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0
3.14	Minority Shareholders	118	(165)	(169)
3.15	Net Income (Loss) for the Year	81,933	125,663	(45,395)

Statements of Changes in Financial Position
Years ended December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Consolidated
Account	Description	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005	01/01/2004 a 31/12/2004
4.01	Sources	1,788,353	1,815,666	234,331
4.01.01	Of the Operations	338,097	445,786	100,438
4.01.01.01	Net Income (Loss) for the Year	81,933	125,663	(45,395)
4.01.01.02	Values that do not change Current Capital	256,164	320,123	145,833
4.01.01.02.01	Depreciation and Amortization	195,299	211,390	243,322
4.01.01.02.02	Result on Sale of Property and Equipment	7,536	18,606	(5,879)
4.01.01.02.03	Deferred Income Tax and Social Contribution	74,398	(36,479)	(111,741)
4.01.01.02.04	Provision(Reduction) Contingencies Long-term	(84,322)	67,580	(28,007)
4.01.01.02.05	Participation on Subsidiary	(380)	0	(4,161)
4.01.01.02.06	Monetary Variation and Interest of non-current	34,260	58,861	52,130
4.01.01.02.07	Minority Shareholders	(118)	165	169
4.01.01.02.08	Loss of Capital on Investments	0	0	0
4.01.01.02.09	Deferred Income	29,491	0	0
4.01.02	Of the Shareholders	537,023	703,613	0
4.01.02.01	Capital Increase	537,023	639,966	0
4.01.02.02	Premium on Issuance of Debentures	0	54,945	0
4.01.02.03	Goodwill on stock Issue	0	8,702	0
4.01.02.04	Capital Increase Programming Credits	0	0	0
4.01.02.05	Capitalization of Resources	0	0	0
4.01.03	Third Party	913,233	666,267	133,893
4.01.03.01	Non-current Liability Increase	0	7,127	9,910
4.01.03.02	Reduction of Non-current Assets	4,511	7,906	18,552
4.01.03.03	Reduction of Accounts Receivable of Affiliated Company	0	0	116
4.01.03.04	Transfer of Current Liability to Non-current Liability	0	0	0
4.01.03.05	Transfer of Non-current Assets to Current Assets.	0	0	16,229
4.01.03.06	Transfer of Property and Equipment to Current Assets	0	0	32,289
4.01.03.07	Dividend Received	0	0	0
4.01.03.08	Interest on Own Capital	0	0	0
4.01.03.09	Increase of Accounts Payable Affiliated Company	0	0	0
4.01.03.10	Reduction of Investment by Incorporation	0	0	0
4.01.03.11	Value of the Sale of Property and Equipment	1,756	1,234	56,797
4.01.03.12	Issue of Debentures and Perpetual Notes	906,966	650,000	0
4.02	Applications	1,699,093	228,981	282,044
4.02.01	Investment	511,372	0	0
4.02.02	Property and Equipment	397,165	143,414	82,047
4.02.03	Deferred	90,729	46,247	32,433
4.02.04	Increase on Accounts Receivable of Affiliated Company	0	4,013	0
4.02.05	Reduction on Accounts Payable of Affiliated Company	0	0	93

Statements of Changes in Financial Position
Years ended December 31, 2006, 2005 and 2004
(In thousands of Reais)

		Consolidated
Account	Description	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005	01/01/2004 a 31/12/2004
4.02.06	Transfer Non-current Liability to Current Liability	0	0	75,675
4.02.07	Increase of Non-current Assets	39,938	34,129	86,885
4.02.08	Reduction of Non-current Liability	659,889	1,178	4,911
4.03	Addition/ Reduction on Current Capital	89,260	1,586,685	(47,713)
4.04	Variation of Current Assets	111,940	74,321	227,889
4.04.01	Current Assets on the Beginning of the year	696,096	621,775	393,886
4.04.02	Current Assets on the End of the year	808,036	696,096	621,775
4.05	Variation of Current Liability	22,680	(1,512,364)	275,602
4.05.01	Current Liability on Beginning of the year	417,956	1,930,320	1,654,718
4.05.02	Current Liability on the End of the year	440,636	417,956	1,930,320

See the accompanying notes to the quarterly financial information.

Net Serviços de Comunicação S.A.
Publicly-held company

Notes to the financial statements
(In thousands of Reais)

Independent auditors' report

To
The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.
São Paulo - SP

We have examined the accompanying balance sheets of Net Serviços de Comunicação S.A. and the consolidated balance sheets of this Company and its subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and the changes in financial position for the years then ended,which are the responsibility of its Management. Our responsibility is to express an opinion on these financial statements. The financial statements of VIVAX S.A. and Brasil TV a Cabo Participações S.A., related to the year ended on December 31, 2006, were examined by other independent auditors and our opinion, related to the amounts of investments and the results arising from these Companies and to the corresponding amounts included on the consolidation, is based solely on the report of such independent auditors.

Our examinations were conducted in accordance with auditing standards genarally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting polices and estimates adopted by the Company management and its subsidiaries, as well as the presentation of financial statements taken as a whole.

In our opinion, based in our examinations and on the opinion of other independent auditors, the aforementioned financial statements present fairly, in all material respects, the financial position of Net Serviços de Comunicação S.A. and the consolidated financial position of this Company and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the aforementioned financial statements taken as a whole. The statements of cash flows for the years ended December 31, 2006 and 2005, represent supplementary information to those statements, which are not required by the accounting practices adopted in Brazil and have been included to facilitated additional analysis. This supplementary information was subject to the same audit procedures as applied to the financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the aforementioned financial statements taken as a whole.

February 01, 2007.

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC SP113939/O-8

Management Report 2006

Dear Sirs,

We hereby submit the Management Report and Financial Statements of Net Serviços de Comunicação (“Net Serviços” or “Company” or “NET”) for the fiscal year ended December 31, 2006, together with the Independent Auditors’ Report, for the appreciation of our shareholders, subscribers and suppliers, as well as the financial community and society in general.

In 2006, we continued to implement our strategy of building a solid company offering cable-based communications, information and leisure, aiming to become our clients’ first choice as a home cable-service provider. In this context, we took some important steps forward.

The most important was the launch of Net Combo, an integrated pay-TV, broadband and voice package, during the second-half of 2006. This service was only possible given the launch in March 2006 of Net Fone via Embratel, our fixed-line telephony service, provided jointly with Embratel. The voice product proved highly successful; it was welcomed by clients, exceeded initial expectations and ended the year with 182,000 subscribers.

We continued to consolidate our presence in the broadband market, adding 727,000 subscribers in the period, an increase of 98%. This was the fourth consecutive year in which we virtually doubled our broadband base and we currently have a 14% market share. Given Brazil’s greater economic stability and the potential growth of the internet user market, we opted to expand the bidirectional areas of our network, increasing our capacity to offer broadband and voice services and concentrating more and more on Net Combo sales. As a result, we expect to maximize the growth opportunities offered by the market in the next three years. We are moving from a position where we were offering broadband services in 12 cities, to offer broadband and Net Combo in the 43 cities where we have cable operations until the end of March 2007. By year end, we had already expanded our broadband offering to 14 cities.

Although we believe we can continue recording sustainable organic growth in the coming years, we also believe that by taking a pro-active approach to sector consolidation, we can not only create synergies, but also generate more value for our shareholders.

With this in mind, in October 2006 we announced our intention to acquire Vivax S.A. (“Vivax”), Brazil’s second largest cable operator in terms of subscriber numbers and an important broadband internet access provider. The acquisition did not result in cash disbursement by Net, as it was a share swap operation, based on the average and median between the outstanding shares issued by both Companies. Vivax operates in the states of São Paulo, Rio de Janeiro and Amazonas. This transaction will strengthen our broadband platform in the state of São Paulo and improve our positioning vis-a-vis our competitors. We will also generate midterm gains of scale, reflected in lower unit client-maintenance and operating costs and the further dilution of fixed costs.

By year-end, we had already concluded the first step of the transaction in accordance with the Material Fact dated October 12, 2006 when we acquired a 37% non-voting minority interest in Vivax from Horizon Telecom International LLC (HTI). We are currently awaiting Anatel’s approval to acquire the controlling stake. Our final goal is that Vivax will become a part of NET and that all its shareholders will become NET shareholders, benefiting both.

This focus on profitable growth, combined with a well-balanced capital structure and appropriate investments are resulting in operating and net results consistent with our forecasts for the fourth consecutive year.

Net Income before Income Tax amounted to R$ 198.3 million versus the R$ 123.8 million recorded in 2005, corresponding to a 60.2% increase, showing that the Company has maintained its focus on profitable growth and which, allied to a more appropriate capital structure, is ensuring consistent Net Income before the effect of tax benefits to which it is entitled.

Net Income totaled R$82 million. This was less than the R$ 126 million recorded in 2005, since we booked net tax benefits of R$107 million in the latter year. In 2006, given faster-than-expected growth, we opted to accelerate the consolidation of Net Serviços’ operating subsidiaries. This movement is necessary due to the fact that a large part of Net Serviços’ tax benefits come from fiscal loss and negative base at its own balance sheet, as well as significant expenses such as General and Administrative and interest over debt. This process is expected to take place over the next 24 months. It shall enable us to book tax credits of around R$ 800 million, currently off-balance-sheet, faster and in a more efficient manner. As a result of this corporate restructuring, during the annual tax credits projections in the fourth quarter 2006, the Company reversed tax credits of R$150 million in certain subsidiaries, given that they are unlikely to be realized in light of the new situation, and booked tax credits in other subsidiaries by R$147 million, which under this new plan will continue entitled to use. Thus the net effect was virtually nil and, unlike in the two previous years, there was no positive effect from the booking of these credits. If we exclude the impact of the credits booked in 2005 and 2006, Net Income in these years would have totaled R$ 21 million and R$ 85 million, respectively, the latter 300% up on 2005.

Thus it is clear that 2006 net income was due to much stronger operating results than in 2005. Operating income (EBIT) grew by 34% from R$ 239 million, in 2005, to R$ 320 million in 2006.

We added 272,000 new pay-TV subscribers in 2006, (versus 121,000 in 2005) and 361,000 new broadband subscribers (178,000 in 2005), resulting in respective subscriber base growth of 18% and 98%. In order to offset churn, which is a constant in this industry, we had to sell 497,000 pay-TV subscriptions (330,000 in 2005), 435,000 broadband subscriptions (217,000 in 2005) and 200,000 voice services subscriptions to reach such growth.

In addition to this accelerated growth, we have continued to focus on improving customer relations and our sales quality have remained excellent. The churn rate for both services remained below 14% p.a., one of the lowest levels around the world.

There was also a focus on the returns generated by the investments needed for this growth, resulting in EBITDA (earnings before financial expenses, taxes, depreciation and amortization) 15% higher than in 2005.

The implications of these results were understood and appreciated by investors and the Company’s market capitalization reached R$ 7.1 billion at year-end, 69% above the R$ 4.2 billion recorded at the end of 2005 and 446% higher than the R$ 1.3 billion on December 31, 2004.

This excellent performance was achieved with the support of an increasingly client-focused management team. Synergies between different departments have been created naturally so that projects are headed by our most talented people, allowing them to use their knowledge and skills in the most effective manner.

This managerial alignment allowed the Company to meet all the goals established by the Board of Directors, ranging from subscriber base growth, accompanied by the highest standards of service quality, to cash generation.

We are beginning 2007 with a clear commitment: to be our clients’ first choice from their home as a cable-service provider. We are aware that we are operating in a highly competitive market where, despite economic stability, individual income growth leaves much to be desired. However, we now offer such a range of products through many different sales channels that our various bundled packages are becoming more attractive to a much wider section of the population than before. We will also continue with our purpose to be regarded, first and foremost, as a service company. We are not one of those firms that claim to have no problems in this area. On the contrary; we have a team that is fully committed to solving subscribers’ problems with speed and consistency and whose performance is measured objectively and independently according to quality parameters attested to by our clients.

We expect our accelerated growth to continue in 2007 and this growth will continue to be fueled by investments that are transparent and easily measurable in terms of their returns.

1. Operating Performance

Our emphasis on a nimble and innovative sales department continued to bear results.

We closed the year with 2.7 million revenue generating units, including all our pay-TV, broadband and voice service clients, 43% up on 2005.

The pay-TV segment played an important role in this result and we ended the year with 1,812,000 subscribers, 18% more than at the end of 2005, accompanied by a churn rate of 13.4% , slightly better than the previous year. For the second consecutive year, our growth substantially outpaced Brazilian economic growth which we put down to a focus on sales and the ability to offer our clients a combination of different products in a single package.

The Broadband segment also made an impressive contribution. For the fourth year in succession, we virtually doubled our subscriber base, closing 2006 with 727,000 subscribers, versus 366,000 at the end of 2005. The churn rate stood at 13.8% , very close to the previous year’s level. Vírtua, our broadband product, remains a byword for reliability and was granted the INFO Broadband Award by INFO Exame magazine in November following a popular vote.

At the end of March 2006, in partnership with Embratel, we launched our voice service, Net Fone via Embratel, strengthening our efforts begun in 2005 to offer bundled products to our subscribers, such as combined pay-TV and broadband packages. After less than a year of sales, Net Fone via Embratel achieved a penetration rate of 25% among the Vírtua community and ended 2006 with 182,000 subscribers. The fact that it won the INFO VoIP award from INFO Exame magazine in November was yet another measure of its success.

Thus, in addition to supplying our subscribers with high-quality individual products, we are now able to offer packages with different combinations of the three products, permitting more comprehensive coverage of the various income segments.

2. Financial Performance and Liquidity

2.1 Main Balance Sheet Account Analysis

At the end of 2006, our Total Assets amounted to R$ 3.2 billion, 37% more than in 2005. This increase was due to higher cash levels, which currently account for 16% of total assets

Cash position at year-end totaled R$ 506 million, enough to cover 114% of all the Company’s current liabilities and 55% of its total debt. If we add subscriber receivables, cash and cash equivalents amounted to R$615 million, 1.4 times current liabilities.

Inventories grew by 22%, from R$ 43.2 million in 2005 to R$ 52.5 million in 2006. This increase is explained by the sales and subscriber base growth, which was made necessary due to the increase in the amount of installation equipments, network maintenance and technical assistance.

The investment account, with the acquisition of Vivax, recorded a considerable growth, from R$ 80.9 million in 2005 to R$ 568.3 million this year.

Liabilities totaled R$ 1.9 billion, chiefly made up of gross financial debt totaling R$ 909 million, including accrued interest of R$ 8.6 million.

Suppliers and Programming grew by 71.4%, from R$ 132.8 million in 2005 to R$ 227.8 million in 2006 due to subscriber base growth and to the additional Capex regarding bidirectional network and digital expansion.

Contingencies, another relevant component of our liabilities, totaled R$ 577 million, a 7% drop over the R$ 620 million recorded at the end of 2005. However, if we exclude the impact of the R$ 42 million monetary restatement included in this amount, contingencies would total R$ 535 million, or a 14% drop. Within this balance, R$ 225 million, or 39% of the total, reflects the measures adopted in 2001 and 2002. This amount has already been reverted for the last periods.

Shareholders’ Equity climbed from R$621 million, in 2005, to R$1.2 billion, due to the share issue in 2006 and the net income of R$82 million recorded in the period.

2.2 Consolidated Result Analysis

Fueled by the growth of the pay-TV and broadband subscriber base and consistent pay-per-view revenue, Gross Revenue came to R$2.5 billion, 25% up on the year before.

Operating Costs climbed 19% over 2005, to R$948 million, due to their alignment with number of subscriber. As a percentage of net revenue, however, they fell from 49.9% to 48.9% in 2006.

Selling, General and Administrative Expenses grew by 36%, chiefly due to the increase in Selling Expenses in line with the Company’s growth.

Due to revenue growth accompanied by conservative costs and expenses, EBITDA moved up 15% over 2005 to R$515 million. EBITDA before selling expenses rose by 25%, from R$552.6 million in 2005 to R$ 692.4 million in 2006, confirming that the recorded growth is bringing subscribers that have positively contributed to the solidification of the Company in the long run. Operating Income (EBIT) increased by 34% to R$320 million.

Net Income before Income Tax jumped by 60.2%, from R$123.8 million in 2005, to R$198.3 million, proof that we have successfully maintained our focus on profitable growth, which, allied to an appropriate capital structure, is generating consistent net income before the effect of tax benefits to which we are entitled.

This operational strengthening had a major impact on period Net Income, which came to R$82 million. This result fell short of the R$126 million recorded in 2005, due to net tax credits of R$107 million booked in the latter year.

(R$ thousand)	4Q06	4Q05	2006	2005

Earnings before Equity Result and Income Tax	59,357	54,207	198,303	123,809

Income Tax and Social Contribution	(31,502)	76,719	(116,868)	2,019

Current	(6,790)	(8,603)	(25,134)	(34,460)

Deferred	(24,712)	85,322	(91,734)	36,479
Cost of Tax and and Temporary Differences	(3,467)	106,568	(6,751)	121,462
Goodwill Amortization	(21,245)	(21,246)	(84,983)	(84,983)
	-	-	-	-

Net Income	28,421	130,877	81,933	125,663

Income Tax and Social Contributions	1,433,067	1,372,350
Deferred income tax on fiscal losses and negative base	332,004	339,510
Income tax on fiscal losses and negative base to be deferred	822,259	800,224
Tax credits from goodwill incorporated	147,633	232,616
Tax credits from goodwill to be incorporated - Vivax	131,171	-

In 2006, given faster-than-expected growth, we opted to accelerate the consolidation of Net Serviços operating subsidiaries, which became an operating company. This process, expected to take place over the next 24 months. It shall allow us to book tax credits of around R$ 800 million, currently off-balance-sheet, faster and in a more efficient manner. As a result of this corporate restructuring, during the annual tax credits projections, the Company reversed tax credits of R$150 million in certain subsidiaries, given that they are unlikely to be realized in light of the new situation, and booked tax credits in other subsidiaries by R$147 million, which under this new plan will continue entitled to use. These credits were calculated based on projected future results converted to present value by the Company’s average cost of capital, pursuant to CVM Instruction 371. Projections were based on taxable income generation, determined by a technical study and derived from the Company’s long-term business plan approved by the Board of Directors.

Thus the net impact on results was virtually nil and unlike in the two previous years, there was no positive effect from the recognition of tax credits.

If we exclude the positive impact of the credits booked in 2005 and the slightly negative one from those booked in 2006, Net Income in these years would have totaled R$21 million and R$85 million, respectively, the latter 300% up on 2005.

2.3 Liquidity

Cash and Cash equivalents reached R$ 506.5 million, in comparison to the R$ 302.8 million recorded at the end of 2005. This 67.3% increase is mainly due to the issuance of the perpetual bond. Excluding the effects of: (i) the proceeds from perpetual bonds in the amount of R$ 320.7 million; (ii) R$ 40 million net amortization on capital markets operations; and (iii) payment of the R$ 125.8 million as Capex aimed at the new projects, the Company would have ended the year with R$ 351.6 million as cash and cash equivalents. This cash level is above the R$ 302.7 million recorded at the end of 2005, showing that the Company’s current cash generation level has been sufficient to effect the necessary investments to sustain its organic growth, even with the Company’s accelerated growth. Due to EBITDA growth in 2006 and our strong cash position following the issuance of the perpetual bond, the 12-month Net Debt/EBITDA ratio fell from 0.86x to 0.78x. Although, part of the Company’s cash position should be used to finance the announced investments, the expected EBITDA growth in 2007 should maintain this ratio at approximately 1.0x.

Annual Capex amounted to R$487.9 million. Excluding investments allocated to new projects, current Capex totaled R$362.1 million, 87% of which variable. Total new-project Capex came to

R$125.8 million. As we had previously signaled, part of the R$300 million allocated to expanding our bidirectional network and digital services was already spent in 2006. Of the current Capex, 63% is related to subscriber acquisition, 7% to internal building network, 23% to Vírtua Central and 7% to IT and general investments.

3. Capital Market

In 2006, our share (NETC4) had one of the best performances of the São Paulo Stock Exchange Index (Ibovespa), appreciating by 51.2% , versus the Ibovespa’s 32.9% .

On August 1, as a result of demand from our minority shareholders, the Shareholders’ Meeting approved a 15-to-1 reverse split of our shares on the Bovespa. The idea was to reduce share volatility and make our shares more attractive to long-term institutional investors. We also split our ADR on the Nasdaq. Each ADR now corresponds to one share, versus 10 shares before the split. The measure gave our ADRs greater value transparency.

Our preferred share price moved up from R$16.04 (already reflecting the reverse split) on December 31, 2005 to R$24.27 at the end of 2006. The price of our ADR performed equally well, climbing from US$ 6.87 to US$ 11.98 in the same period. This translated into a market cap of R$7.1 billion, 69% higher than the R$ 4.2 billion recorded in the year before.

Our share continues to figure among the 15 most liquid shares on the Bovespa. Daily traded volume remained solid, averaging R$32 million in the final quarter of 2006, slightly below the R$35 million recorded in the same period in 2005. This apparent reduction was offset by our ADR’s performance on the Nasdaq, where average daily traded volume climbed from R$1 million in the 2005 to R$4 million in 2006.

Share performance is the result of a series of events beyond the control of management and previous performance is not a indication of future trends. However, the Company believes this performance is closely related to the manner in which the profitable growth strategy established by the shareholders has been executed.

As announced in October, when the Board of Directors authorized the Company to undertake new investments in bi-directionality and digitalization, we once again turned to the capital market. Taking advantage of healthy international liquidity and determined to effect these additional investments with a strong capital structure and without running into refinancing risks, we issued a perpetual bond in the amount of US$150 million. Despite the absence of a maturity date, this structure gives us sufficient flexibility to begin repayments as of the third year.

In December, we issued R$580 million in debentures, with a 7-year term at the CDI + 0.7%p. a., in the Brazilian market. We also fully prepaid the September 2005 issue in the amount of R$650 million with a 6-year term at the CDI + 1.5%p. a. This debenture issue, together with the perpetual bond issue, has put us in a very comfortable debt and financing risk level position vis-à-vis our future investment profile.

Reinforcing the positive scenario, S&P upgraded the Company’s credit rating in October 2006 from brA to brA+, in the local scale and from B+ to BB- in the global scale, both with a positive outlook.

4. Corporate Governance

In the past two years we have expended considerable effort on mapping the risks of the business and guaranteeing that secure controls were implemented to mitigate them. At the end of 2006, after consolidating and testing these controls, we arrived at a risk level that was appropriate for the risk of the business as a whole. This process relied heavily on the consolidation of the Internal Control area, the independent functioning of the Internal Audit area and overall coordination by the Fiscal Board. As a result, both the CEO and CFO had no hesitation in certifying, on 12/31/2006, the quality of our internal controls, as required by the Sarbanes-Oxley Act. Pursuant to the legislation, this certification was also audited by the Company’s independent auditors.

As we have previously pointed out, we regard this global trend towards a greater concern over the maintenance of internal controls as something which, when well-balanced and well-managed, will be of major assistance in supporting the sustainable growth of the business.

This is the fourth year in which the CEO and the CFO have certified the quality and the integrity of our Earnings Disclosure, based on international standards, including information to the local market.

Our Disclosure Committee, implemented in 2003, is fully consolidated and plays an essential role in our disclosure and transparency procedures. In February 2006, Net Serviços received the “TOP5” award, granted by MZ Consult, which evaluates Investor Relations Websites based on technical criteria. In November 2006, in Spain, the Company received the Garrigues-Affinitas Award for Good Corporate Governance in Latin America. NET also continues to participate, as a permanent member, in the corporate consultative forum organized by the International Finance Corporation (IFC) and the Organization for Economic Cooperation and Development (OECD), which discusses and analyses matters related to this issue with investors and financial market regulatory bodies.

The permanent Fiscal Board, established in 2005, continues to exercise the functions of the Audit Committee, as required by the Sarbanes-Oxley Act. All of its three members are independent and one is elected by the minority shareholders at the Annual Shareholders’ Meeting.

The Fiscal Board continues to work in harmony with the Board of Directors in its areas of responsibility, which has speeded up important decisions by the Company concerning such issues as the relationship with the internal and external independent auditors and the review and approval of the local Financial Statements, as a to the US capital markets.

The Board of Directors, pursuant to the Bovespa’s new rules for companies listed on Level II of Corporate Governance, implemented on April 30, 2006, increased the number of independent members to 20%. It now comprises 12 members, 7 of which elected by Organizações Globo and 3 by Telmex; the remaining 2 are independent. It is supported by an Executive Board and a Financial Committee.

In 2006, NET maintained its commitment to exemplary treatment for minority shareholders, based on a planned and structured relationship. We hold quarterly meetings with several professional associations in the financial area, attended 9 investors’ conferences both in Brazil and abroad, and we always respect quiet periods. In addition, we have been always available to clarify issues raised by current and potential investors, as well as the 20 independent analysts that cover the Company.

In accordance to the Company’s Bylaws Disputes and controversies arising out of or in connection with the Company’s Bylaws, to the Level 2 Rules, to the provisions of the Law 6,404/76, to the rules issued by the National Monetary Council, by the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, to BOVESPA’s rules and the other rules applicable to the functioning of the capital market in general shall be resolved by arbitration to be conducted by means of the rules of Market Arbitration Chamber, created by BOVESPA.

5- Corporate Activities

Our main social focus continues to be on education through our NET EDUCAÇÃO project, undertaken in association with the education secretariats from Brazil’s various states and which received an award from UNESCO in 2004. Given our goal that the World belongs to the NETs and making Net Serviços a vehicle not only for entertainment, but also for education, we intend to be in the classrooms, broadcasting programs and providing educational support to parents, students and teachers.

Net Serviços’ project attends 1,800 schools and 2 million students of the elementary and high schools, through the installation of pay TV stations, which should be used as a learning tool at classrooms; pedagogical support through its website (www.neteducacao.tv.br); transmission of an educational program at a NET channel and the educational forum, held every two months.

The project also held six educational forums in São Paulo, Porto Alegre, Minas Gerais, Rio de Janeiro, Brasília and Curitiba. Debates on education, with the presence of personalities, are also part of the NET Educação project. We reached an average at our website (www.neteducacao.tv.br), confirming that the Company continue opening space and consolidating its achievements. Throughout 2006, our goal was to reach the landmark of 120,000 monthly accesses. In March, NET Educação was launched in the city of Florianópolis and, through events held in the main Brazilian cities we managed to guarantee the effectiveness of our work. The goal is to bring education to discussion in Brazil, beyond classrooms and the internet, connecting the Company’s program activities.

NET EDUCAÇÃO was built on two major pillars - careful class planning and the use of film and television in the classroom - and is targeted at elementary and high schools.

6- Human Resources

With time, we are more determined than ever to become a service company that is totally client-oriented. Without clients, we cannot possibly create value for our shareholders and debt holders, who supply the Company with its capital. In this context, one of the reasons for our success lies in the fact that we ensure our staff are well-trained and aligned and that their compensation is linked to results.

We ended 2006 with 5,108 employees, compared to 4,181 at the end of the previous year, an increase of 22%. As in 2005, this growth was concentrated in the sales and installation areas, representing almost a 100% variable component and sustained by the Company’s accelerated growth strategy.

In order to keep everyone aligned behind the same mission, we maintained 2 compensation plans in 2006, which involved a direct share in the Company’s financial and operational results.

The first of these, the Result Participation Plan (RPP), is based on annual results. In 2006, it resulted in a bonus of up to three monthly wages for all employees and a complementary bonus for certain managers and officers with specific powers in their respective area, in order to create synergies so the company can achieve its goals.

The second plan, which is complementary to the first, involves a select number of officers and managers, and is intended to provide an additional incentive so that this group can institute the changes needed to facilitate the Company’s accelerated growth, albeit within solid parameters. Compensation from this plan has been deferred since 2005 and will be paid at the beginning of 2007, as the goals established for the Company’s growth for the 18-month period beginning in July 2005 have been met.

We believe these two complementary plans have played an important role in reducing the risk of non-compliance with our goals. After four years of operating results that were both consistent and in line with shareholders’ demands, we believe they have also been an extremely important factor in aligning management and shareholder interests.

As for 2007, our shareholders have already approved a variable compensation plan, equivalent to the one in 2006, which should help maintain this alignment. This year, however, as we are experiencing a transition period in the industry, in which mid-term value-creation measures may (and should) be reviewed, the two plans have been consolidated into a single variable compensation one for 2007 only. At the end of this period, management and the Board of Directors will be discussing a new long-term compensation plan.

In 2006, we invested R$1.6 million, distributed among telecommunication engineering, corporate financial management and telecommunication law postgraduate course; leadership training; and training our sales team.

7. Relationship with the Independent Auditors

Our accounts in Brazilian GAAP were audited by KPMG. This company also rendered services not related to auditing, reviewing work done on internal control matters, for which it received R$ 149 thousand, or 15% of its total audit fees. Theses services were provided in less than one-year period and the Company’s procedure is to request that such services to be handled by different teams from those auditing our accounts.

Our Financials Statements and Internal Controls were audited by Ernst & Young. Outside the auditing area, Ernst & Young also undertook Due Diligence of VIVAX, for which it was paid R$1,405,000. The additional services regarding the Sarbanes-Oxley Act, represented 21% of Ernst & Young’s total fees.

All such services are duly approved by the Fiscal Board, which, in our case, also exercises the functions of the Audit Committee as required by US legislation. The independent auditors are led by the Fiscal Board.

8. Special Thanks

As we mentioned, 2006 was a great year in the Company’s history and our financial performance clearly shows the value created to our shareholders. The result, in all segments, was above expectation and the Company recorded growth in the fourth consecutive year.

We are sure that our success is a result of our commitment to build a company that understands its clients’ needs. Although this represents a great challenge for all of us, we are committed to create this future jointly with our clients, understanding their needs in order to offer high quality products and services and higher added value services.

We have a proper capital structure; our investments continue focused on growing in the short/medium run, in areas where there is a current demand for our service, being the Company’s cash generation a concrete evidence of these facts.

At the end of 2005 we announced that in 2006 we would work to be a Company where our subscribers, shareholders and suppliers are, together with our employees, proud to be part of a world that belongs to the NETS.

During this 12-month period, this started to happen and our pride for our brand grows each day. In 2007, with the intensification of the sales of pay TV, broadband and voice services we will also analyze how we can consolidate our partnership with programmers and technical service providers.

We are committed to focus on the construction of our future where NET will take an important role in our clients’ life. Our performance will be measured by an independent company and it will be an important component of our remuneration.

To all of those that we related to in 2006, we would like to thank for the support and hope to once again count on you at this stage, where we will all be COMMITED WITH THE FUTURE of our clients.

São Paulo, February 2, 2007

Management Team

NET SERVIÇOS DE COMUNICAÇÃO S A

1. Operations

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the providing of access to added value services, rendering other telecommunications services, any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The table below shows shareholding in the Company’s capital stock on December 31, 2006 and 2005:

	2006			2005

	Common	Preferred	Total	Common	Preferred	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	9.8%	26.0%	-	10.6%
Distel Holding S.A.	8.8%	-	3.3%	9.4%	-	3.8%
Roma Participações Ltda.	-	-	-	1.5%	8.8%	5.8%
Globo Comunicação e Participações S.A.	1.5%	-	0.6%	-	-	-
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	9.5%	25.0%	-	10.2%
Embratel Participações Ltda.	36.2%	6.6%	17.8%	37.4%	7.7%	19.8%
Empresa Brasileira de Telecomunicações S.A. – Embratel	1.9%	8.6%	6.1%	-	-	-
Other Shareholders	0.6%	84.8%	52.9%	0.7%	83.5%	49.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares (in thousands)	110,675,783	181,677,538	292,353,321	1,613,225,102	2,341,438,563	3,954,663,665

On August 01, 2006, as approved in the extraordinary and ordinary general meeting dated April 28, 2006, the Company took the measures required to bundle each lot of 15 shares into 1 of the Company’s shares.

The activity of the main subsidiaries consists of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. Since 2000, the Company has also offered Internet access services through its cable network in the most important cities in which it operates. The concession from ANATEL, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services was granted to the subsidiaries in February 1997, for a term of 15 years. Renewal is possible provided that the subsidiaries have satisfactorily complied with the terms of the concession, have complied with the Executive Branch regulation and have complied with the technical or economic requirements needed for the satisfaction of the needs of the community, including modernization of the system. In 2006, in partnership with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), the Company introduced its service Net Fone Via Embratel, as its entry into the “triple play” market (combined offer of video, voice and data services). The product functions as if it were a conventional telephone line and enables users to make local, long distance and international calls to any conventional (fixed) or cellular handset.

Management continues to focus on increasing the pay TV subscription base, broadband, Net Fone Via Embratel and to strengthen the loyalty policy of the existing subscription base, offering in an integrated and combined way several packages which reflect the needs of users of such services which is measured on the basis of satisfaction studies conducted by independent companies. Investments have been for mostly related to the cost of installing these new subscribers.

The growing introduction of digital TV, the possibility of offering packages of the several services in a combined way, the Company’s partnership with Embratel to exploit voice services on the basis of Embratel licenses, continual improvement of the quality of the services and increasingly enhanced control of the several operating processes are a few of the initiatives that have underwritten growth.

Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital
	2006		2005

	Direct	Indirect	Direct	Indirect

Subsidiaries
Multicanal Telecomunicações S.A.	-	-	99.96	0.04
Net Belo Horizonte Ltda.	-	100.00	-	100.00
CMA Participações Ltda.	-	-	100.00	-
Jonquil Ventures Limited	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.87	2.13
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	100.00	-	0.08	99.92
Net Ribeirão Preto Ltda.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
Shared Control
TV Cabo e Comunicações Jundiaí S.A.	50.0	-	50.00	-
Associated companies
Brasil TV Cabo Participações S.A.	82.81	-	-	-
Vivax S.A.	14.57	22.14	-	-

Takeover of subsidiaries

During 2006, continuing with the capital restructuring process announced in 2002, the Company took over the subsidiaries CMA Participações Ltda. and Multicanal Telecomunicações S.A. In 2005 the Company extinguished the company Dabny, LLC and took over the subsidiaries Cabodinâmica TV Cabo São Paulo S.A., TV Vídeo Cabo de Belo Horizonte S.A. and TV a Cabo de Chapecó Ltda.

Acquisition of investments and Capital increase

On November 30, 2006, the Company acquired 48.4% common and the total of preferred shares pertaining to Brasil TV Cabo Participações S.A. (BTVC), comprising 82.8% of its total capital. On the same date, the Company acquired 9.0% of common shares and 20.4% of preferred shares pertaining to Vivax S.A. (Vivax), then holding 36.7% of its total capital, of which 14.6% was directly held and 22.1% held indirectly through BTVC.
These acquisitions were made through an issue by the Company of 23,010,140 preferred shares that were assigned to the shareholder Horizon Telecom International LLC (HTI). Of this total, 2,988,032 shares were transferred to minority shareholders, who exercised their preference rights. Additionally, 1,355,713 common shares were issued, subscribed and paid for in cash by the Company’s controlling shareholders.

On May 18, 2006, arising from the fiscal benefit resulting from the amortization of the goodwill registered as counterpart to the special goodwill reserve originating from the takeover of Globotel Participações S.A., the Company issued 26,575,961 common and 38,572,409 preferred shares in the amount of R$ 74,269.

Indebtedness

On October 23, 2006, the Company’s Board of Directors approved the first program for public distribution of plain debentures (Distribution Program) in the amount of up to R$ 900,000. In the scope of the program, the company has a period of up to two (2) years for total issue of the debentures as of the date of their being filed with the Brazilian Securities Commission (CVM) on December 21, 2006. The referred meeting of the Board of Directors also approved an issue of 9.25% Guaranteed Perpetual Notes with no maturity date, as well as the 6th issue of simple debentures for public distribution.

The Guaranteed Perpetual Notes were issued on November 28, 2006, in the amount of R$ 326,966, with indefinite maturity and annual interest rate of 9.25%, and option for settlement as of November 27, 2009. The Company intends to use the revenues of this emission with the objective of consolidate the Company’s digital platform, expanding its offer of services and raising the level of its network’s duplex capability.

In the ambit of its Debenture Distribution Program, on December 27, 2006, the Company held its 6th issue by offering 58,000 simple debentures, not convertible to shares, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of R$ 580,000.

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded as NASDAQ “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. The Company prepares annual and quarterly financial statements in accordance with Generally Accepted Accounting Principles in the United States – USGAAP.

In order to meet the requirements of the markets in which it operates, the Company has a policy of disclosing its corporate Financial Statements and USGAAP simultaneously.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and the United States of America.

On June 3, 2002, the Company executed the Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with the São Paulo Stock Exchange – BOVESPA, created to distinguish a select group of Companies, which have committed to adopting the distinct Corporate Governance Practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements.

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

In order to ensure the adequacy of corporate governance levels and adhesion to the requirements of USA Sarbanes-Oxley Act, the Company has created a broader internal controls area, which in addition to the regular activities involving revision and management of operating controls is responsible for the implementation and support to the Company executives in the process of certification in relation to efficacy and efficiency of internal controls required by the Sarbanes-Oxley Act.

2. Preparation Basis and Presentation of the financial statements

The individual and consolidated financial statements of the Company and its subsidiaries were prepared in compliance with the accounting practices adopted in Brazil, provisions contained on the Corporation Law, complementary regulations issued by the Brazilian Securities and Exchange Commission – CVM and pronouncements from the Brazilian Institute of Independent Auditors – IBRACON.

Description of the significant accounting practices:

Some of the items on the balance sheet of December 31, 2005, such as inventories (note 7) and “Property, plant and equipment” (note 10) were reclassified for consistency with the current year.

a. Results

Operational earnings are entered in accounts using the accrual method.
Income from services is recorded in the statements of income when services are rendered. Income is not recorded if there are significant uncertainties as to its realization.

b. Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to certain disclosures in the financial statements. The final results of these transactions and information related to their effective realization in subsequent years, may differ from these estimates. Significant estimates related to the Company’s financial statements are revised quarterly and annually and refer to the: provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c. Foreign currency

Foreign currency denominated assets and liabilities were translated into reais at the exchange rate ruling at the balance sheet and the differences arising from the currency translation were recorded in income for the year. In relation to the subsidiary located abroad, assets and liabilities were translated into reais at the exchange rate ruling at the balance sheet date.

d. Current assets

• Cash and short-term investments

Cash and short-term investments are recorded at cost plus income accrued up to the balance sheet date.

• Provision for doubtful accounts

This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.

• Inventories

Valued at the average cost of acquisition, which does not exceed the market value. And when necessary, a provision for obsolescence has been recorded.

• Other current assets

Recorded at the net realizable value.

e. Non Current assets

• Non current assets

Recorded at the net realizable value.

• Investments

Recorded at cost, combined with the following aspects:

•	The accounting practices adopted by the subsidiaries and associated companies are consistent with those adopted by the Company;

•	The direct and indirect interest held in the subsidiaries is valued according to the equity method accounting;

•	The financial statements of the subsidiary located abroad are converted into Reais, based on the exchange rate ruling at the balance sheet date and the corresponding exchange rate fluctuations are recorded in operating income;

•	The goodwill calculated on the acquisition of Investments in subsidiaries were based on the expectation of future earnings and are amortized according to the straight-line method over a maximum term of 10 years. Analyses of the value of the recovery of goodwill are conducted on an annual basis and based on future earnings projections.

• Property, plant and equipment

Property, plant and equipment are recorded at acquisition or construction cost. Depreciation is provided using the straight-line method at the annual rates mentioned in note 10, which take into account the estimated useful lives of the assets. Management’s estimates regarding the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes.

Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, cables, reception terminals etc.) as inventory to be used and are valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

• Deferred charges

Include the costs of the subscriber television residential internal network, Internet access and telephone, except equipment, when in excess of the amount of income arising from the net adhesion fees of the direct selling expenses as well as other expenses for projects which will serve to benefit future years.

Amortization of the deferred charges occurs in a period up to six years, from the date the benefits begin to be generated.

f. Current and non current liabilities

Recorded at known or estimated amounts, plus, when applicable, the corresponding charges, price level restatements or exchange variations incurred up to the balance sheet date.

g. Provisions for contingencies

A provision is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the specific risks to the liability.

h. Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30% of taxable income. To the subsidiary located abroad, applies the tax practices which are in effect where it is located.

Deferred tax assets derived from tax losses, negative social contribution tax base and the temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future income, based on technically prepared income projections.

The tax credit arising from the incorporated goodwill was classified as deferred income tax, based on its economic essence and its recoverability is assessed on the basis of projections of income from the operators which are recognizing the amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable, including credits arising from tax losses and negative social contribution tax base, are assessed regularly on the basis of the Company’s business plan and when necessary provision for losses are recorded.

i. Future Income Results

Refer to advanced revenues to Empresa Brasileira de Telecomunicações S.A. – Embratel, without any type of right of return which will be fiber optics rental appropriated to income of the year for the 10-year term and revenues with special projects and network access appropriated to income of year for the 6-year term.

j. Financial instruments

The Company has calculated the market value of its financial instruments on the balance sheet date, including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded on income for the year.

k. Statement of cash flow

The Company has presented a cash flow statement elaborated in compliance with NPC 20 –Cash flow statement, issued by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors).

l. Information disclosed in accordance with generally accepted accounting principles in the United States of America – USGAAP (not audited)

The Company has preferred shares traded as American Depositary Shares – ADS within the NASDAQ in the United States of America, and is subject to the regulations of the US Securities and Exchange Commission – SEC. Each ADS represents 1 preferred share traded under the code NETC.

Accounting practices adopted in Brazil differ from USGAAP applicable to the subscription television industry.

On December 31, 2006, the reconciliation of income for the year and of the shareholders’ equity, in accordance with accounting practices adopted in Brazil and USGAAP, is as follows:

	2006

		Shareholders’
	Net Income	Equity
In accordance with Brazilian Corporation Law	81,933	1,240,225
Appropriation of adhesion charge revenue	31,473	(10,301)
Costs due to subscriber installations	(3,877)	94,805
Deferred revenue for program content suppliers	(1,916)	(8,877)
Depreciation and amortization	7,084	(129,628)
Financial income (debt on the basis of SFAS – Statement of Financial	89,129	-
Accounting Standards No. 15)
Difference in criterion for goodwill	24,428	570,785
Difference in criterion for deferred income taxes	202,605	(20,272)
Difference fixed assets/PP&E and deferred	2,272	67,087
Expenses arising from the 5th issuance of debentures	4,800	-
Other	4,534	(9,920)

Net income under USGAAP	442,465	1,793,904

There are also differences in classification of asset and liability items, income statement items and required disclosures. The Company has adopted a policy of disclosing the essence of the transactions in a consistent manner, in its financial statements prepared in accordance with accounting practices adopted in Brazil and USGAAP.

3. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect majority interest and those where there is joint control, direct or indirectly, including shared control as shown in Note 1.

The consolidation process totals horizontally the balance of asset and liability accounts and income and expenses according to their nature, complemented by the following eliminations:

  Parent Company interest held in share capital, reserves and retained earnings of the subsidiaries;
  Minority interest, shares of net shareholder equity and earnings are highlighted;
  Balances of assets and liabilities resulting from transactions among the consolidated companies;
  Income and expense accounts arising from significant transactions conducted among the consolidated companies.

The items comprising assets and liabilities, income and expenses of the joint subsidiaries, TV Cabo and Comunicações Jundiaí S.A., were included in the consolidated financial statements in proportion to the interest of the Company held in their share capital.

4. Cash and cash equivalents

	Parent Company		Consolidated

	2006	2005	2006	2005

Cash and banks	2,402	107	25,419	25,605
Investment funds	-	-	-	30,478
Certificates of bank deposit	249,723	54,705	481,038	246,673

	252,125	54,812	506,457	302,756

Certificates of bank deposit and committed debentures are remunerated at an average rate of 99.5% of the CDI fluctuation.

5. Bonds and securities

Bonds and securities corresponded to amounts invested by the Company in Treasury Financial Notes (LFT – Letras Financeiras do Tesouro) and were redeemed in April 2006.

The Treasury Financial Notes (LFT) were earmarked for paying off the 7.0% Senior Secured Notes and Senior Secured Floating Rate Notes issued by the Net Sul Comunicações Ltda. subsidiary, which occurred on April 5, 2006.

6. Accounts receivable

	Consolidated

	2006	2005

Subscriber accounts receivable	230,074	193,045
(-) Deferred income	(111,849)	(94,768)
(-) Provision for doubtful accounts	(24,933)	(26,434)

	93,292	71,843

Deferred income refers to pre invoicing of monthly subscriptions, to be allocated to income by the accrual method.

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days.

The balance of the provision for doubtful accounts is made up of accounts receivable balances over 90 days in arrears.

During the period ended on December 31, 2006, the Company wrote-off subscriber accounts receivable against the provision for doubtful accounts of approximately R$ 19,5000 (R$ 28,400 as of 2005), since these receivables were regarded as uncollectable.

7. Inventories

	Consolidated

	2006	2005

Material for maintenance of networks	28,337	30,078
Material for installations and technical assistance	27,193	16,164
Provision for obsolescence	(3,057)	(3,057)

	52,473	43,185

8. Current and non current deferred and recoverable taxes

	Parent Company		Consolidated

	2006	2005	2006	2005

Recoverable taxes:
Withholding income tax	5,382	6,555	27,607	32,960
Recoverable federal taxes	1,839	2,076	31,078	36,252
Other	-	-	4,109	151

Total	7,221	8,631	62,794	69,363

Current	1,206	2,076	30,892	49,962

Non Current	6,015	6,555	31,902	19,401

Deferred taxes:
Tax credits arising from goodwill upon merger	-	-	147,633	232,616

Income tax:
Tax losses	-	-	230,909	221,210
Temporary differences	-	-	13,570	30,980

	-	-	244,479	252,190
Social contribution taxes:
Negative tax base	-	-	83,317	77,707
Temporary differences	-	-	4,208	9,624

	-	-	87,525	87,331

Total	-	-	479,637	572,137

Current	-	-	85,574	102,910

Non Current	-	-	394,063	469,227

Tax credits arising from goodwill upon merger

Beginning January 2003, the operators started utilizing the tax credits arising from mergers, which are being amortized based on the straight-line method over a 72-month term based on the operators projections of taxable income.

During the fiscal year of 2006, the operators amortized for tax purposes, credits in the amount of R$ 84,983, which generated tax benefits of R$ 81,100 as a deductible expense in the operators’ taxable income. Additionally, the credits amortized in prior years were also used in the amount of R$ 2, totaling a tax benefit of R$ 81,102 (R$ 85,546 on 2005) during the year.

Of this benefit, the amount of R$ 70,404 (R$ 74,269 as of 2005) is derived from the goodwill from the merger of Globotel Participações S.A. in August 2001, and the remaining R$ 10,698 (R$ 11,277 as of 2005) is related to the goodwill merged from the operators by the Company.

As of December 31 of 2006 and 2005, the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	2006	2005

Net São Paulo Ltda.	98,210	147,314
Net Rio Ltda.	26,479	50,884
Net Belo Horizonte Ltda.	16,152	24,228
Net Brasília Ltda.	6,792	10,190

	147,633	232,616

An estimate of the amortization of tax credits beginning on January 1, 2007 is shown below:

2007	84,983
2008	62,650

Total	147,633

Deferred income and social contribution taxes on tax losses, negative social contribution tax base and temporary differences

Based on the business plan, approved by the Board of Directors, the Company recognized the deferred income and social contribution taxes on temporary differences, tax losses and negative social contribution tax bases from prior years. During the annual review of the long-term business plan, and due to corporate restructuring scheduled for 2007, the Company reverted tax credits with no expectation of realization in certain companies in the amount of R$ 149,573, and in compensation updated forecasts of tax credits of the companies in which it maintains expectations of realization in the amount of R$ 146,806.

Offsetting tax losses and negative social contribution tax bases do not have any statute of limitations and are limited to 30% of annual taxable income generated annually.

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and discounted to present values at the average rate of the cost of capital of the Company (WACC) is shown below:

2007	591
2008	12,815
2009	40,664
2010	40,492
2011 to 2013	127,059
2014 to 2016	110,383

Total	332,004

Unrecorded deferred tax assets	822,259

Total	1,154,263

Roll-forward of deferred income and social contribution tax on	Tax losses and
tax losses, negative social contribution tax base and temporary	negative tax	Temporary	Total
differences	base	differences

Balances as of December 31, 2005	298,917	40,604	339,521
Realization of Income and Social Contribution taxes on temporary	-	(22,826)	(22,826)
differences
Constitution of Income Tax and Social Contribution taxes on tax	15,309	-	15,309
losses and negative tax bases

Balances as of December 31, 2006	314,226	17,778	332,004

The unrecorded portion of the deferred tax assets of R$ 822,259, is brought up to date with tax losses and accumulated negative social contribution bases until December 31, 2006.

Projections of results from operators considered annual amortization of tax credits resulting from mergers as well as the conclusion of the capital restructuring process and indicated recovery of the recorded tax credits and deferred taxes.

According to the technical feasibility study conducted on the premises of the generation of future income, determined by the Company’s management, the deferred tax assets recorded will be recovered in a maximum period of 10 years.

The projected results, which considered perpetuity were transacted discounted to present values using the average rate of the cost of capital of the Company (WACC) and compared to projections at face value and the lesser of the two amounts was considered to determine the amount to be recorded as deferred tax assets.

Additionally, the management continues to concentrate efforts on the most effective actions to enable a reduction in operating costs, for the purpose of increasing the profits of its operators.

The Company business plans are revised annually to reflect the changing economic scenario, market changes and the impact of Management’s decisions and include the following main assumptions:

  Focus on the broad band internet access service (Net Vírtua), in key markets where there is high population density and available income, and the expansion of access to areas of lower population density but which has a high degree of available income.

  Realization of course of action with subscribers to improve the subscription TV mix subscribers, encouraging migration to packages which offer greater margins and better perception of value in addition to added value services.

  Offer of new added value services to subscribers based on pay per view products including film, sports and à la carte channel menu selections.

  Improved quality of services based on the outsourcing of Customer Service and Information Technology areas which has decreased and should continue to decrease the annual rates of subscriber cancellations and respective operating costs.

  Launch of Net Digital (digital interactive TV), which contributes toward increased income per subscriber and enables the Company to offer better quality products and added value services.

  Continued expansion of key operating processes of the Company, such as sales, installations and retentions, which have resulted in a reduction of costs per subscriber.

  Consolidation of the Net Fone Via Embratel product, which is likely to provide gradual but steady growth of sales of Pay-TV packages integrated with broadband and fixed telephony products.

The tax credit installments which will be amortized against taxable income in the short term have been recorded under current assets.

The estimates for recovery of tax credits were based on the projections of taxable income considering several financial and business assumptions prevailing at the fiscal year ended on 2006. Consequently, these estimates may not realize in the future as expected due to the uncertainties interest to projections.

A reconciliation of the income tax benefits/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Parent Company		Consolidated

	2006	2005	2006	2005

Profit before income and social contribution taxes	81,933	124,990	198,683	123,809

Exclusion from income of the equity in earnings of the subsidiaries and results from the change in the percentage of interest in share capital	(219,129)	(266,866)	-	-

(Loss) profit before taxes	(137,196)	(141,876)	198,683	123,809

Combined tax rate of 34%	46,647	48,238	(67,552)	(42,095)

Permanent additions:
Nondeductible expenses	(6,049)	(3,613)	(8,604)	(38,566)

Permanent exclusions
Tax effect of provisions on goodwill	-	-	81,102	85,546
Non-taxable revenues	-	1,604	-	2,552

Other items:
Income and social contribution taxes on unrecorded tax losses and temporary differences for the year	(40,598)	(42,426)	(48,534)	(43,865)
Income and social contribution taxes on recorded tax losses and temporary differences	-	-	7,168	121,462
Other tax credits (debits)	-	(3,130)	4,535	1,968

Revenues (expenses) of income tax and social contribution on earnings for period less amortization of fiscal credit	-	673	(31,885)	87,002

Effective rate	0,00%	0.47%	16.05%	70.27%

Amortization of tax credit on goodwill	-	-	(84,983)	(84,983)

Income Tax and Social Contribution for the Period
	-	673	(116,868)	2,019

9. Investments

	Parent Company		Consolidated

	2006	2005	2006	2005

Investments in subsidiaries and associated	1,585,991	1,323,520	125,955	-
companies
Goodwill on the acquisition of	421,622	50,320	442,135	80,766
investments

	2,007,613	1,373,840	568,090	80,766
Other investments	-	-	164	164

	2,007,613	1,373,840	568,254	80,930

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries is shown below:

a) Goodwill

	Balance on	Incoming	Goodwill	Balance on
Companies	2005		amortization	2006

Brasil TV Cabo Participações S.A.	-	232.643	-	232.643
Vivax S.A.	-	153.154	-	153.154
Net Sul Comunicações Ltda.	44,968	-	(9.467)	35.501
Net São Paulo Ltda.	4,694	-	(4.694)	-
Net Recife Ltda.	622	-	(298)	324
Other	36	-	(36)	-

Total Parent Company	50,320	385.797	(14.495)	421.622
Antenas Comunitárias Brasileiras Ltda. - Blumenau	11,460	-	(2.644)	8.816
Net Londrina Ltda.	10,764	-	(2.545)	8.219
Net Paraná Comunicações Ltda.	5,318	-	(3.545)	1.773
Net São Paulo Ltda.	1,831	-	(687)	1.144
Net Maringá Ltda.	313	-	(313)	-
Other	760	-	(199)	561

Total Consolidated	80,766	385.797	(24.428)	442.135

b) Investments

							Gain and
	Balances	Capital			Interest on		loss on	Write-off	Balances on
Companies	on	Increase/(re		Dividends	own capital	Equity	share		2006
	2005	duction)	Additions	received		earnings	fluctuation

Equity earnings:
Subsidiaries:
Net São Paulo Ltda.	660,289	(110,000)	-	(103,065)	-	188,593	(63)	-	635,754
Net Rio Ltda.	397,311	-	-	(60,000)	-	83,373	-	-	420,684
Jonquil Ventures Limited.	27,742	-	-	-	-	(582)	-	-	27,160
TV Cabo e Com. De Jundiaí S.A.	5,375	-	-	(466)	(361)	1,549	-	-	6,097
Net Franca Ltda.	7,524	-	-	-	(395)	(2,013)	-	-	5,116
Net Recife Ltda.	8,235	-	-	-	(407)	(3,030)	-	-	4,798
Net Sul Comunicações Ltda.	65,306	195,333	-	-	(13,665)	(47,536)	-	-	199,438
Net São Carlos Ltda.	4,847	-	-	-	(322)	(1,052)	-	-	3,473
Net Indaiatuba Ltda.	2,092	-	-	-	(22)	(249)	-	-	1,821
Multicanal Telecomunicações S.A.	129,964	-	408	-	-	35,415	-	(165,787)	-
Net Piracicaba Ltda.	-	165,787	11,245	-	(83)	(35,775)	-	-	141,174
CMA Participações Ltda.	441	-	-	-	-	(8)	-	(433)	-
Reyc Comércio e Participações Ltda.	14,394	-	-	-	-	127	-	-	14,521

	1,323,520	251,120	11,653	(163,531)	(15,255)	218,812	(63)	(166,220)	1,460,036

Associated companies:
Brasil TV Cabo Participações S.A.	-	-	75,696	-	-	230	-	-	75,926
Vivax S.A.	-	-	49,879	-	-	150	-	-	50,029

	-	-	125,575	-	-	380	-	-	125,955

	1,323,520	251,120	137,228	(163,531)	(15,255)	219,192	(63)	(166,220)	1,585,991

c) Information related to subsidiaries and associated companies

		2006

				Interest in

Companies	Shares ON(thousand)	Shares PN (thousand)	Quotas (thousand)	Capital stock (%)	Voting Capital(%)	Sharehold er’s equity	Capital stock	Income	Investments	Subsidiary’s income effect

Subsidiaries:
Net São Paulo Ltda.	-	-	42,830	97.40	-	652,701	497,759	193,555	635,754	188,593
Net Rio Ltda.	-	-	27,047,186	100.00	-	420,684	270,472	83,373	420,684	83,373
Jonquil Ventures Limited.	-	-	1	100.00	-	27,160	2	(582)	27,160	(582)
TV Cabo e Com. de Jundiaí S.A.	12,985	-	-	50.00	50.00	12,194	7,500	3,098	6,097	1,549
Net Franca Ltda.	-	-	3,097,554	100.00	-	5,116	30,976	(2,013)	5,116	(2,013)
Net Recife Ltda.	-	-	2,675,720	100.00	-	4,798	26,757	(3,030)	4,798	(3,030)
Net São Carlos Ltda.	-	-	8,800	100.00	100.00	3,473	8,800	(1,052)	3,473	(1,052)
Net Indaiatuba Ltda.	-	-	632,030	100.00	-	1,821	6,321	(249)	1,821	(249)
Multicanal Telecomunicações S.A.	-	-	-	-	-	-	-	-	-	35,415
Net Piracicaba Ltda.	-	-	165,788	100.00	-	141,174	165,788	(32,954)	141,174	(35,775)
Net Sul Comunicações Ltda.	-	-	65,552,565	100.00	-	199,438	655,526	(47,536)	199,438	(47,536)
CMA Participações Ltda.	-	-	-	-	-	-	-	-	-	(8)
Reyc Comércio e Participações	-	-	921	26.94	-	53,903	313,262	471	14,521	127
Ltda.
Associated companies :
Vivax S.A.(*)	5,034	11,056	-	14.57	34.42	343,267	478,194	78,801	50,029	150
Brasil TV Cabo Participações S.A.	14,804	61,148	-	82.81	48.42	91,690	91,721	38,604	75,926	230

									1.585.991	219.192

(*) The market value of the shares negotiated at BOVESPA (São Paulo Stock Exchange) correponded to R$13,00 on December 31, 2006.

Continuing the restructuring process on June 30, 2006 the subsidiary Multicanal Telecomunicações S.A. incorporated CMA Participações Ltda. and on November 30, 2006, Multicanal Telecomunicações S.A. sold its shareholding interest on Net Piracicaba Ltda. To the Company, on the same date Multicanal Telecomunicações S.A, was incorporated by Net Piracicaba Ltda.

On October 11, 2006, the Company and certain shareholders of Vivax entered into contracts under which the Company initially acquired a minority holding of 36.7% of Vivax, being 14.6% directly and 22.1% indirectly, by its minority interest in BTVC and will subsequently acquire control of Vivax.

The acquisition of control is subject to prior authorization from the Brazilian Telecommunications Agency (ANATEL – Agência Nacional de Telecomunicações).

The amount of goodwill and the company’s shares acquired are based on the expectation of future profitability and will be amortized in 10 years.

On 2006, the investments acquired by the Company are as follows:

	Vivax	BTVC	Total

Investments
Shareholding interest	75.696	49.879	125.575
Goodwill on the acquisition of shareholding interest	153.154	232.643	385.797

Total Investments	228.850	282.522	511.372

On August 30, 2004, in accordance with its strategy of focusing its resources on Pay-TV activities and broadband internet services, the Company sold its holding in the Vicom Ltda. subsidiary to Comsat Brasil Ltda. for 5 annual payments to be adjusted for inflation using the consumer price index (IPCA), and for other 5 annual payments conditioned to the net cash flow in Vicom, indexed by the US Dollar variation. The whole payment of any remaining amounts shall be made together with the 5th payment of the year.

The receivables are recorded under the headings “other credits” and short-term amounts totaling R$ 1,808 (R$ 1,758 on December 31, 2005) and receivables from sale of long-term investment in the amount of R$ 26,095 (R$ 28,835 on December 31, 2005).

10. Property, plant and equipment

		Parent Company

	Average annual rate of depreciation - %	Balances on 2005	Additions	Write-offs	Balances on 2006

Property, plant and equipment in
use
Software use rights	20	153,329	8,801	-	162,130
Machinery and equipment	10	1,004	68	-	1,072
Furniture and fixtures	10	2,233	67	-	2,300
Installations	10	4,497	27	(42)	4,482
Improvements and buildings	4	438	-	-	438
Vehicles	20	312	-	-	312
Information technology	20	10,478	752	(188)	11,042
equipment
Other	Sundry	998	-	(998)	-

		173,289	9,715	(1,228)	181,776
		(119,728)	(17,786)	205	(137,309)
Accumulated depreciation

		53,561	(8,071)	(1,023)	44,467

	Consolidated

	Average annual rate of depreciation - %	Balances on 2005	Additions	Write-offs	Balances on 2006

Signal distribution network
Network central	6,67	155,555	33,436	(796)	188,195
External network	8,33	1,106,336	46,265	(10,635)	1,141,966
Internal network	6,67	261,420	14,970	(203)	276,187
De-codifiers (cable boxes) and	10	428,465	4,061	(7,601)	424,925
Converters
Cable modem	10	18,367	97,904	-	116,271
Inventories to be used in	10	62,964	37,703	(14)	100,653
property, plant and equipment
Advances to suppliers and	-	56,819	101,657	(4,036)	154,440
property, plant and equipment
in progress

	-	3,379	14,864	(955)	17,288

		2,093,305	350,860	(24,240)	2,419,925

Property, plant and equipment in
use
Software use rights	20	212,097	26,320	-	238,417
Machinery and equipment	10	21,935	811	(1)	22,745
Furniture and fixtures	10	12,741	582	(1)	13,322
Installations	10	15,536	858	(42)	16,352
Improvements and buildings	4	24,655	1,876	-	26,531
Vehicles	20	3,990	129	(281)	3,838
Information technology	20	45,254	2,910	(216)	47,948
equipment
Tools	20	14,854	1,453	(825)	15,482
Land	-	2,999	-	-	2,999
Other	Sundry	2,888	-	(341)	2,547

		356,949	34,939	(1,707)	390,181

		2,450,254	385,799	(25,947)	2,810,106

Accumulated depreciation		(1,620,662)	(137,912)	17,950	(1,740,624)

		829,592	247,887	(7,997)	1,069,482

11. Deferred Charges

		Consolidated

		2006			2005

	Average annual
	amortization rate -		Accumulated	Net	Net
	%	Cost	Amortization	Amount	Amount

Residential installations	16.67	407,482	(267,311)	140,171	70,063
Digital TV Project	20	5,724	(2,356)	3,368	4,511
External network project	20	-	-	-	8
Address control project	20	-	-	-	30
Net Fone Project	20	-	-	-	1,085

		413,206	(269,667)	143,539	75,697

In 2006, management reviewed the estimated useful life of the costs related to residential installation to better reflect the allocation of these asset costs to the years which will benefit from its use during their economic useful lives. The amortization rate went from 20% to 16.67% per year.

The effect on the results consolidated resulting from the change in estimated useful life for the fiscal year of 2006, was a reduction in amortization expenses in the amount of approximately R$ 9,200.

12. Programming Suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Parent Company		Consolidated

	Current liabilities		Current liabilities

Description	2006	2005	2006	2005

Related parties
Net Brasil S.A.	-	-	67.356	71.070
Globosat Programadora Ltda.	-	-	5.179	906

	-	-	72.535	71.976

Third parties	16.524	3,516	17.516	7.880

Total	16.524	3,516	90.051	79.856

Consolidated				Operational earnings

	Programming		Programming schedule		Programming		Total
					Agreement

Relateds	2006	2005	2006	2005	2006	2005	2006	2005

Related Parties
Net Brasil S.A.	(425,187)	(415,204)	-	-	(1,453)	(1,587)	(426,640)	(416,791)
Globosat Programadora Ltda.	(40,476)	(51,722)	-	-	-	-	(40,476)	(51,722)
Editora Globo S.A.	-	-	(12,804)	(13,576)	-	-	(12,804)	(13,576)

Third Parties	(86,866)	(17,708)	-	-	-	-	(86,866)	(17,708)

Total	(552,529)	(484,634)	(12,804)	(13,576)	(1,453)	(1,587)	(566,786)	(499,797)

During the period, the Company recorded earnings of R$ 3,921 which refer to the discounts obtained from programming suppliers which were contingent upon the settlement of the renegotiated payment installments and also recorded earnings of R$ 9,764 in marketing incentives and channel launches allocated to other operating income.

The negotiations are still ongoing and involve values which are pending formalization for effective settlement related to the years 2001 and 2002 in the amount of approximately R$ 30,400 which has been price level restated based on the IGP-M (General Market Price Index) and are recorded under current liabilities. Management is in the final stage renegotiating and shall effect the settlement during the first quarter of 2007.

On June 27, 2004, the Company renegotiated with Net Brasil S.A., a subsidiary of the company Distel Holding S.A., programming acquisition terms and commission values based on a new contract. The contract term is valid for 10 years and is automatically renewable for equal periods. Net Brasil S.A. remains as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity.

Additionally, the contracts for the acquisition of existing international program content have been recognized and accepted by the Company, which implies that the Company must fully comply with the existing terms and thereof until the respective contract terms lapse, at which time they will be negotiated directly between the Company and the programmers.

The Company can contract new international content channels directly from the programmers.

The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A.

Pay-per-view (PPV) events are negotiated through a consortium set up between the associated company Globosat Programadora Ltda. and the Company to jointly exploit the rights and resources dedicated to the transmission and sale of such events, for a term that is in accordance with the duration of each event subject to the consortium.

The values and terms of the programming contracts and the Companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, USA and For Man are conducted at normal market prices, terms and payment conditions.

In March 2005 the Company signed a memorandum of understanding with Brasil Distribution L.L.C, and obtained nonexclusive rights to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and will be price level restated annually based on the IGP-M.

13. Loans and financing

			Parent	Consolidated
			Company

	Indexer	Interest
		rate p.a.	2006	2006	2005

Foreign currency

Restructured debt:

Net Sul 7% Senior Secured Notes	US$	7%	-	-	70.370
Net Sul Secured Floating Rate Notes	US$	Libor +3%	-	-	20.977

Total restructured debt			-	-	91.347

Guaranteed Perpetual Notes:

Guaranteed Perpetual Notes	US$	9,25%	323.619	323.619	-

Total Guaranteed Perpetual Notes			323.619	323.619	-

Grand Total			323.619	323.619	91.347

Current			2.919	2.919	91.347
Non Current			320.700	320.700	-

On April 5, 2006, the Company paid off the "7.0% Senior Secured Notes" (R$ 29,158) and "Senior Secured Floating Rate Notes" (R$ 8,690) issued by the Net Sul Comunicações Ltda. subsidiary using funds from Treasury Financial Notes (LFT) earmarked for these debts, which were stated under the Bonds and Securities heading on December 31, 2005.

The subsidiary Jonquil Ventures Limited holds Net Sul Floating Rate Notes in the amount of R$ 20,148 that have not been subjected to the company’s debt rescheduling and have been totally eliminated from the consolidated financial statements.

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (“9.25% Guaranteed Perpetual Notes”) in the amount of R$ 326,966 with indefinite expiration, annual interest rate of 9.25%, with quarterly payment as of February 28, 2007, and warranty of all the Company's controlled companies except Jonquil Ventures Limited, TV Cabo e Comunicações de Jundiaí S.A. and Televisão a Cabo Criciúma Ltda. The Company has the option of settling the note in full as of November 27, 2009.

Proceeds from the Guaranteed Perpetual Notes are to be allocated to pre-paying the Company's 5th Public Issue debentures and to investments in duplex capability and digitization for the Company's cable network in order to expand its offer of broadband access (Net Virtua) and voice services (Net Fone).

The installments described in Non-Current Liabilities must be paid by the Company’s Management as follows:

Parent Company
Year of maturity:	and Consolidated

As of November 27, 2009	320.700

Total	320.700

The costs of issuing Guaranteed Perpetual Notes in the amount of R$ 8,431, were capitalized as advance expenses and are appropriate to earnings for the term of the option for settling the note.

14. Debentures

On December 1st, 2006, through its 6th issue, the Company issued 58,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 580,000 and annual interest at the interbank rate (locally CDI) + 0.70% . Under the simple debenture public distribution program authorized by the Brazilian Securities and Exchange Commission (local acronym CVM), the Company has the option of issuing debentures in the amount of R$ 900,000 within 2 (two) years.

With the proceeds from this issue of Guaranteed Perpetual Notes, the Company paid off all debentures in circulation from the 5th public issue in the amount of R$ 687,979 represented by R$ 650,000 principal, R$ 34,806 interest and R$ 3,173 premium of prepayment.

The debentures issued and placed can be broken down as follows:

			Parent Company and
			Consolidated

	Quantity in circulation		Balances on

	2006	2005	2006	2005

Nonconvertible debentures, 5th issue in 2005	-	65.000	-	698.029
Nonconvertible debentures, 6th issue in 2006	58.000	-	585.729	-

Total			585.729	698.029

Current			5.729	48.029
Non current			580.000	650.000

The installments classified in Non Current Liabilities have the following payment schedule:

Parent
Year falling due:	Company and
Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on September 2, 2005.

Total issue value	R$ 580,000

Nominal unit value on	Single issue - R$ 10
the issue date

Total number issued	58,000 debentures

Date issued	December 1st, 2006

Final due date	December 1st, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The value of amortization will be 25% of the Nominal Unit Value of the Debentures, on the following dates: December 1st, 2010, December 1st, 2011, December 1st, 2012 and December 1st, 2013.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day, “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st or on the immediate subsequent business day in the months of August and February of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
- The ratio of Consolidated Net Debt to EBITDA must be kept at 2.5 or more.
- The ratio of EBITDA to Consolidated Net Interest Charges must be kept at 1.5 or more
- Restrictions to new debt, sale of assets, distribution of dividends and repurchase of its own shares.
- Use of funds arising from the Issue in compliance with that provided in the Issue Deed
- At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
- Advise whenever there is any event of noncompliance with a pecuniary obligation.
- Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
- Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
- Conduct all intercompany operations according to the ethical standards, which serve to guide such business.
- Keep insurance coverage according to the normally adopted practices of the Company and as described in the
Definitive Prospectus.

The Company does not present any events of noncompliance with the financial indexes mentioned above as of December 31, 2006.

The costs of the 6th issuing of debentures in the amount of R$ 3,701, were capitalized as prepaid expenses and will be amortized according to the term of the debenture issuance contract. The remaining balance of advanced expenses in relation to the costs of the 5th debenture issue in the amount of R$ 3,953 was fully appropriate to the result of the period due to its being settled.

On placing the 6th public debenture issue, the Company reduced its financial charges and extended the terms of its debt servicing charges.

15. ECAD – Copyrights accounts payable

Refer to amounts payable to the Central Office for Payment and Distribution – ECAD (Escritório Central de Arrecadação e Distribuição), an organ which acts as the legal representative for artists and authors in the collection of royalty payments owed to them by the public display of musical compositions in Brazil. The Company is discussing the collection of these amounts and made judicial deposits in the amount of R$ 36,242 (R$ 10,399 on 2005). On December 31, 2006, the values paid to ECAD totaled R$ 42,436 (R$ 26,329 on December 31, 2005).

16. Related Parties Transaction

The main asset and liability balances on December 31, 2006, as well as transactions with related parties which impact the results of the year were conducted under normal market conditions taking the respective operations into account and are shown below:

Parent Company	Current				Non Current

	Related Parties		Related Parties		Advances for future capital increases		TOTAL

Companies	2006	2005	2006	2005	2006	2005	2006	2005

Subsidiaries
Multicanal Telecomunicações S.A. (**)	-	-	-	15	-	-	-	15
Net Rio Ltda.	42,223	66,136	42,110	42,156	-	-	42,110	42,156
Net Brasília Ltda.	401	-	125	61	-	-	125	61
Net Campinas Ltda.	419	-	53	64	-	-	53	64
Net Belo Horizonte Ltda.	796	-	141	695	-	-	141	695
Net São Carlos S.A.	44	-	-	10	4,490	4,490	4,490	4,500
CMA Participações Ltda. (**)	-	-	-	30	-	-	-	30
Net Sul Comunicações Ltda.	764	-	138	93,616	-	-	138	93,616
Net Goiânia Ltda.	199	-	8	36	-	-	8	36
Net Ribeirão Preto S.A.	136	-	8	27	-	-	8	27
Net São Paulo Ltda.	3,712	-	239	-	-	-	239	-
Net Sorocaba Ltda.	138	-	-	27	-	-	-	27
DR-Empresa de Distrib. e Recep. de TV Ltda.	452	-	-	81	-	-	-	81
Net Paraná Comunicações Ltda.	441	-	57	97	-	-	57	97
Net Florianópolis Ltda.	211	-	24	47	-	-	24	47
TV Cabo e Comunicações de Jundiaí S.A.	-	-	-	-	1,352	1,352	1,352	1,352
Other	716	-	8	128	-	-	8	128

Total	50,652	66,136	42,911	137,090	5,842	5,842	48,753	142,932

Parent Company	Current		Non Current

	Suppliers		Related Parties

Companies	2006	2005	2006	2006

Subsidiaries
Jonquil Ventures Limited	-	-	6,291	6,291
Net São Paulo Ltda.	-	-	1	118,378
Net São Carlos Ltda.	-	-	6	-
Net Piracicaba	11,245	-	-	-
Other	-	-	91	-

	11,245	-	6,389	124,669
Shareholders
Globo Comunicação e Participação S.A.	-	-	-	3
Emp. Brasil. de Telecom. S.A. – Embratel	98	174	-	-

	98	174	-	3
Associated
BCP S.A.	33	23	-	-

	33	23	-	-

Total	11,376	197	6,389	124,672

Parent Company	Operating income

	Telecommunications		Financial		Services revenue and Repass of administrative expenses		TOTAL

Companies	2006	2005	2006	2005	2006	2005	2006	2005

Subsidiaries
Multicanal Telecomunicações S.A.	-	-	7	14	-	-	7	14
Net Belo Horizonte Ltda. (*)	-	-	1,573	49	8,533	1,023	10,106	1,072
Net Rio Ltda. (*)	-	-	3,881	27,341	25,818	2,649	29,699	29,990
Net Brasília Ltda. (*)	-	-	1,874	(103)	4,252	516	6,126	413
TV Cabo e Comun. Jundiaí S. A.	-	-	1,767	-	661	650	2,428	650
Net Campinas Ltda. (*)	-	-	1,782	(45)	4,357	475	6,139	430
Net Sul Comunicações Ltda.	-	-	921	4,285	8,272	1,288	9,193	5,573
Net São Paulo Ltda.	-	-	(2,679)	52,788	39,754	2,905	37,075	55,693
DR-Emp.de Distrib. e Recep. De TV Ltda.	-	-	(23)	(2,306)	4,811	955	4,788	(1,351)
Net Paraná Comunicações Ltda.	-	-	5	84	4,679	536	4,684	620
Net Florianópolis Ltda.	-	-	2	14	2,245	251	2,247	265
Net Sorocaba Ltda.	-	-	1	12	1,463	239	1,464	251
Net Goiânia Ltda.	-	-	1,052	9	2,094	292	3,146	301
Other	-	-	6,362	703	10,004	1,906	16,366	2,609

	-	-	16,525	82,845	116,943	13,685	133,468	96,530

Shareholders
Distel Holding S.A.	-	-	-	(175)	-	-	-	(175)
Emp. Brasil. de Telecom. S.A. – Embratel	(1,531)	(414)	-	-	-	-	(1,531)	(414)
Globo Comunicação e Participações S.A.	-	-	-	(691)	-	-	-	(691)

	(1,531)	(414)	-	(866)	-	-	(1,531)	(1,280)
Associated
BCP S.A.	(243)	(69)	-	-	-	-	(243)	(69)

	(243)	(69)	-	-	-	-	(243)	(69)

Total	(1,774)	(483)	16,525	81,979	116,943	13,685	131,694	95,181

(*)On March 31, 2005, the Company sold off 100% of investments in the companies Net Belo

Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda. to the subsidiary Net Rio Ltda. The adjusted price was based on the companies’ shareholders’ equity and shall be settled in three annual installments beginning August 15 and price level restated according to the fluctuation of the DBDs plus 4% interest per year beginning December 15, 2005. The receivables are included under the heading related parties classified under current and non current assets.

Consolidated	Assets

	Current

	Accounts receivable		Related	Total
			parties

Companies	2006	2005	2006	2006	2005

Subsidiaries
TV Cabo e Comun. Jundiaí S. A.	-	-	10	10	-

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	10,914	10,914	-

Associated
Globosat Programadora Ltda.	99	4,704	-	99	4,704

Total	99	4,704	10,924	11,023	4,704

Consolidated	Liabilities

	Current		Non current		Total

	Suppliers		Related	Revenues	Liabilities
			parties	from future
				reporting
				periods

Companies	2006	2005	2005	2006	2006	2005

Acionistas
Globo Comunicação e Partic. S.A.	-	-	3	-	-	3
Emp. Brasil. de Telecom. S.A. – Embratel	6,173	4,569	-	29,491	35,664	4,569

	6,173	4,569	3	29,491	35,664	4,572
Ligadas
Brasilcenter Comunicações Ltda.	1,759	-	-	-	1,759	-
BCP S.A.	187	54	-	-	187	54
Infoglobo Comunicações Ltda.	8	-	-	-	8	-
Americel S.A.	16	-	-	-	16	-
TELET S.A.	-	6	-	-	-	6
TESS S.A.	-	6	-	-	-	6

	1,970	66	-	-	1,970	66

Total	8,143	4,635	3	29,491	37,634	4,638

Consolidated	Operating Income

	Lease	Financial		Telecommunicati		Programming		Programming		Programming		Total
	revenue/			ons				Schedule		Agreement
	telec.

Companies	2006	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Shareholders
Globo Comunicação e Participações S.A.	-	(2)	75	(181)	-	-	-	-	-	-	-	(183)	75
Emp. Brasil. de Telecom. S.A. –
Embratel	11,020	-	-	(44,342)	(16,184)	-	-	-	-	-	-	(33,322)	(16,184)

	11,020	(2)	75	(44,523)	(16,184)	-	-	-	-	-	-	(33,505)	(16,109)
Associated
Net Brasil S.A.	-	-	-	-	-	(425,187)	(415,204)	-	-	(1,453)	(1,587)	(426,640)	(416,791)
Globosat Programadora Ltda.	-	-	-	25	6,146	(40,476)	(51,722)	-	-	-	-	(40,451)	(45,576)
Editora Globo S.A.	-	-	-	(145)	-	-	-	(12,804)	(13,576)	-	-	(12,949)	(13,576)
Infoglobo Comunicações Ltda.	-	-	-	(43)	-	-	-	-	-	-	-	(43)	-
Distel Holding S.A.	-	-	(175)	-	-	-	-	-	-	-	-	-	(175)
BCP S.A.	-	-	-	(1151)	(115)	-	-	-	-	-	-	(1,151)	(115)
Brasilcenter Comunicações Ltda	-	-	-	(5,357)	(4,081)	-	-	-	-	-	-	(5,357)	(4,081)
BSE S.A.	-	-	-	(18)	(30)	-	-	-	-	-	-	(18)	(30)
Americel S.A.	-	-	-	(138)	(57)	-	-	-	-	-	-	(138)	(57)
TELET S.A.	-	-	-	-	(6)	-	-	-	-	-	-	-	(6)

TESS S.A.	-	-	-	(353)	(666)	-	-	-	-	-	-	(353)	(666)

	-	-	(175)	(7,180)	1,191	(465,663)	(466,926)	(12,804)	(13,576)	(1,453)	(1,587)	(487,100)	(481,073)

Total	11,020	(2)	(100)	(51,703)	(14,993)	(465,663)	(466,926)	(12,804)	(13,576)	(1,453)	(1,587)	(520,605)	(497,182)

The balances of credits and debits with the Associated Companies, except receivables from Net Rio Ltda. are subject to interest of 12% p.a., with an indeterminate maturity date.

Transactions related to the acquisition of programming, exclusively through the intermediation of Net Brasil S.A., as well as pay-per-view with Globosat Programadora Ltda., are shown in explanatory note 12.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

On November 22, 2005, the Company disclosed a relevant fact in which it informed that it was entering into an association with Empresa Brasileira de Telecomunicações S.A. – Embratel, whereby they would jointly be offering telephony services to the Company subscribers. And on February 8, 2006, the parties signed a Memorandum of Understanding which provides for a new business model which has the purpose of providing for the Company’s subscribers and prospects a new voice service with Embratel, which calls for the sharing of results by means of the Company’s bi-directional network. By implementing this business, the company may then offer to its markets integrated video, broadband and voice (“triple play”) services. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (STFC – Serviço Telefônico Fixo Comutado), multimedia service (SCM – Serviço de Comunicação de Multimídia) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

Net Fone revenue – Remuneration is based on 50% of the net revenue from accounts invoiced by Embratel (Net Fone), after deducting interconnection costs.

Special projects – Remunerated on the basis of percentage of costs incurred by each project. Network access revenue – Remunerated on the basis of Net Fone installation costs.

Optic fiber lease revenue – Remunerated in accordance with specific contract including usual market condition.

Other transactions as Vírtua link, voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

17. Provisions for Contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, imnity claims, requirements for agreement revision and other actions whose amounts are required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as follows:

	Parent Company

	12/31/2006			12/31/2005

		Judiciary
	Provision	deposits	Net	Net

Labor	1,019	(258)	761	767
Civil	600	-	600	30
Tax	255,950	-	255,950	281,359
Social Security	229	-	229	841

Total	257,798	(258)	257,540	282,997

Status of the processes for the year

Parent Company	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2005	1,048	30	281,359	841	283,278
Additions to the provision	385	600	298	-	1,283
Price level restatement	-	-	21,422	8	21,430
Utilization, Reversals and
Reclassifications	(414)	(30)	(47,129)	(620)	(48,193)

Balances on December 31, 2006	1,019	600	255,950	229	257,798

Judiciary deposits	(258)	-	-	-	(258)

Net balance of the contingencies	761	600	255,950	229	257,540

	Consolidated

	12/31/2006			12/31/2005

		Judiciary	Net
	Provision	deposits	balance	Net balance

Labor	17,905	(5,390)	12,515	11,772
Civil	26,111	(8,205)	17,906	16,288
Tax	526,447	(70,683)	455,764	498,929
Social Security	6,494	(834)	5,660	2,428

Total	576,957	(85,112)	491,845	529,417

Changes in the lawsuits

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2005	25,132	22,317	569,879	2,707	620,035
Additions to the provision	10,477	5,703	6,683	2,704	25,567
Price level restatement	-	1,144	39,502	600	41,246
Utilization, Reversals and
Reclassifications	(17,704)	(3,053)	(89,617)	483	(109,891)
Balances on December 31, 2006	17,905	26,111	526,447	6,494	576,957

Judiciary deposits	(5,390)	(8,205)	(70,683)	(834)	(85,112)

Net balance of the contingencies	12,515	17,906	455,764	5,660	491,845

The Company has made several judicial deposits entailed to tax-related processes ongoing on Court.

Tax liabilities and charges calculated and collected by the Company and its subsidiaries, as well as the respective income declarations, fiscal and corporate ownership records are subject to examination by the tax authorities for a number of prescribed periods in accordance with the applicable legislation.

I) Labor contingencies

Labor cases involving the Company and its subsidiaries comprise 827 lawsuits, mostly arising from employees' claims in relation to overtime, mandatory annual bonus (13th wage), prior notice, vacations and Severance Fund (FGTS). The Company made judicial deposits of R$ 5,390 (R$ 13,360 on December 31, 2005) in relation to labor cases.

II) Civil contingencies

The Company’s civil-law contingencies in the main arise from actions for termination of contract brought by subscribers claiming damages for harm allegedly caused by non-performance; actions seeking revision of post-leasing contracts from a number of electricity companies, and actions related to the revision of certain terms of the standard contract used by operators, specifically monthly fee increases in April 1999. Management provisioned the amount of R$ 13,610 (R$ 11,708 on December 31, 2005).

Additionally, the Board of Directors of the Brazilian anti-trust agency (CADE – Conselho Administrativo de Defesa Econômica), alleging non-competitive conduct regarding the purchase of the company Antenas Comunitárias Brasileiras Ltda. by DR-Empresa de Distribuição e Recepção de TV Ltda, has levied an administrative decision fine of 25% on the revenue of this company and 20% on the revenue of Antenas Comunitárias Brasileiras Ltda., in both cases relating to the fiscal year of 2000. Seeking to annul the fine, the Company obtained a court order suspending the effects of the administrative decision taken by the anti-trust agency. Management provisioned the amount of R$ 5,607 (R$ 3,989 on December 31, 2005).

III) Tax and social security contingencies

The following are the main tax and pensions/social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The states in which the subsidiaries operate adhered to the ICMS 57/99 agreement, except for the State of Rio Grande do Sul, which has been taxing services at the rate of 12%. The Company is depositing in court (and provisioning for the Rio Grande do Sul operators) all amounts in excess of the 7.5% rate effective in 2000 and the 10% rate effective in 2001, and taking legal action against taxation of its services in this state in the amount of R$ 36,879 (R$ 32,496 on December 31, 2005).

Some subsidiaries were objecting to taxation of their broadband Internet services through their cable networks and claiming recognition of this activity as part of the service of pay-TV service in accordance with the Anatel agency regulations, thus being liable for the corresponding ICMS taxation on revenue and enjoying the same benefit. Based in the opinion of its lawyers, the Company has discontinued the lawsuits, thus requesting the conversion of the judiciary deposits in benefit of the State Treasury Office. The provisions amount to R$ 23,227 (R$ 23,288 on December 31, 2005), which shall be reverted when the judicial deposits be redeemed be the State Treasury Office.

Due to arrears in the payment of ICMS tax, the tax authorities issued an assessment against the subsidiary Net Rio Ltda., alleging that the company lost the right to benefit from the reduced calculation base as stated in Agreement No. 57/99, as of the month of competence November 2001. Based on outside lawyers' opinion, Management obtained an injunction and the sentence explained that ICMS could have been collected using the reduced calculation base benefit except for the period of November 2001 through January 2002. Management set aside provisioning for the period of October through December 2001, plus the corresponding charges in the amount of R$ 26,595 (R$ 24,082 on December 31, 2005).

A tax assessment notice was issued against Net Rio Ltda. for excluding adhesion fees from the calculation base for ICMS in the period December 1996–September 1999. In its defense, the subsidiary is alleging that the procedures used were based on Resolution No. 2.585/95 of the Rio de Janeiro regional office of the federal taxation authority, which states that the adhesion fee does not comprise a communication service, whereas payment for programming does comprise such a service and is therefore not taxable revenue for the purposes of ICMS tax. Some of these assessments were decided against the Company in the administrative sphere and are now in the judicial sphere. We obtained a ruling favoring the Company in 2006.

There are judicial deposits for certain tax enforcement liabilities in the amount of R$ 8,583 (R$ 8,583 on December 31, 2005). Management made provision for this item in the amount of R$ 13,315 (R$ 14,878 on December 31, 2005).

b. Social Security Institute (INSS – Instituto Nacional de Seguridade Social)

The Net Rio Ltda. and Net São Paulo Ltda. subsidiaries received several tax notices for debit (NFLD – Notificação fiscal de lançamento de débito) alleging lacks of supporting documentation for withholding from third parties. The Company provisioned the amount of R$ 5,988 (R$ 4,212 on December 31, 2005).

The Company brought actions against the INSS alleging that it was unconstitutional to levy charges on services of third parties and provisioned the amount of R$ 165.

c. Tax on financial transactions (IOF – Imposto sobre operações financeiras)

The Company conducted transactions with its subsidiaries through a merchant current account and on the basis of the opinion of its outside legal advisors, and believes that these operations are not liable for the IOF. However, considering certain unfavorable decisions in district Federal courts, Management is maintaining provisioning in the amount of R$ 56,970 (R$ 95,724 on December 31, 2005) for the parent and R$ 100,742 (R$ 152,047 on December 31, 2005) for the consolidated company. Management believes that incomes derived from transactions registered in merchant current account are not subject to income tax at source.

d. Withholding tax on foreign currency bonds

Bonds are not subject to IRRF, since the average minimum period for amortization is over 96 months. Arising from the rights exercised on behalf of the holders of the bonds, and the default or delinquency situation related to the debt restructuring process, Management provisioned the amount of R$ 123,648 (R$ 114,480 on December 31, 2005).

e. Income and Social Contribution taxes on net income

The Company and certain operators received assessment notices due to their fully offsetting tax losses and having a negative base for the Social Contribution on Net Income in the 1994 base year, with alleged non-compliance with the 30% limit stipulated by Law No. 8.981/95, Management provisioned the excess amount of compensation of R$ 8,719 (R$ 7,930 on December 31, 2005).

In December 2003, the subsidiary Cabodinâmica TV Cabo São Paulo S.A., taken over by Net São Paulo Ltda., received a tax assessment notice from the federal tax authorities in relation to the deductibility of loan expenses and financial charges owed to foreign based companies when calculating income and social contribution taxes. The Operator defended its case against the notice by arguing that the transaction was not conducted in Brazil and was thus exempt from taxes and is now awaiting a decision on the case. Management constituted provision in the amount of R$ 11,125 (R$ 10,046 on December 31, 2005).

f. Income tax withheld at source

The Company sought an injunction against withholding income tax at source on earnings from its hedging operations in the amount of R$ 16,942 and preliminary orders in the amount of R$ 7,869. In all cases, preliminary orders were granted authorizing non-withholding for the tax in question. Based on the opinion of its outside legal advisors, Management constituted provision for financial liabilities due to the delay in withholding the tax, in the amount of R$ 1,202 (R$ 1,122 in 2005) and did not constitute provision for the tax since if the action fails, the amount will be collected and entered as tax credit.

In September 2003, the Tax Federal Office brought an action against Net Rio Ltda. for not withholding income tax at source in relation to a loan transaction between the Company and Net Rio Ltda. Such action was refuted with the argument that the transfer of funds does not constitute a loan and is awaiting the decision. Management constituted provisioning for the fine and interest charges on the tax in the amount of R$ 11,847 (R$ 10,698 on December 31, 2005).

g. Services Tax (ISS – Imposto sobre serviços)

The Net São Paulo Ltda. subsidiary is defendant in three tax enforcement cases brought by the Municipality of São Paulo to charge ISS on the adhesion fee. The Company has provisioned the amount of R$ 3,186 (R$ 3,004 on December 31, 2005).

h. PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

The Company and its subsidiaries are objecting to the constitutional legitimacy of the legislation that enlarged the calculation base for the Social Contribution for Financing of Social Security (COFINS) and the Social Integration Program (PIS) in relation to its revenue and also the rate charged. Management constituted provisioning in the amount of R$ 143,310 (R$ 132,543 on December 31, 2005).

i. Excise Tax (IPI – Imposto sobre produtos industrializados)

The subsidiaries DR – Empresa de Distribuição e Recepção de TV Ltda. and Reyc Comércio e Participações Ltda. are defendants in cases of federal tax assessment notifications relating to discrepancies in classification in the IPI schedule for imported products, and Management has provisioned the amount of R$ 15,726 (R$ 15,214 on December 31, 2005).

In addition to the above mentioned, there are other cases underway for which, on the basis on their legal advisor's opinion (possible risk) and in accordance with Brazilian accounting practices, no provisions were made for contingencies.

The main "possible risk" cases are the following:

a. INSS

The Net Rio Ltda. subsidiary received several NFLDs, for not locating several withholding forms and is defendant in a legal action in the amount of R$ 19,463 (R$ 22,013 on December 31, 2005).

b. Conflict of competences in relation to local taxes ICMS and ISS

The Belo Horizonte and Porto Alegre municipal authorities claim that cable TV services should be liable for municipal services tax (locally ISS) rather than state VAT (locally ICMS). Our lawyers' opinion is that the ICMS legislation is clear on this question so there is no risk of losses for the Company. The amount involved is R$ 5,315.

c. Divergence in relation to accessory obligations

The Net Rio Ltda. subsidiary faces a claim for R$ 5,504, questioning that the amounts stated in its tax filing (local acronym DIPJ) in relation to income tax estimates are higher than those reported in its DCTF or higher than the amounts collected for the public exchequer.

d. Payment not demonstrated

Some subsidiaries face claims in relation to social security charges and VAT (locally PIS, COFINS and ICMS) already collected pending documentation totaling R$ 3,819.

e. Utilization of access provider

An action was brought against Net Belo Horizonte Ltda. to exempt consumers contracting broadband services from the need for an internet access provider in the amount of R$ 3,000.

There are other possible-risk cases in which the total amount involved is R$ 12,000.

There follows a summary of the contingency for which no provision was set aside because the Company’s management, on the basis of information provided by its outside advisors, believe that there is only a remote chance of losing.

Tax on use of public roads, and aerial and underground space

As of 1999, several municipalities promulgated orders or laws levying contributions on the utilization of public, aerial and underground spaces, including laying and passage of cables, also known as the “Shadow Tax”. Power and telecommunications companies, among others, are liable for this tax.

In all municipalities in which the Company is operating and local legislation has been issued authorizing the "Shadow Tax", the Company has taken legal action questioning the constitutionality and legality of this tax. In these actions, we contend that: (i) the tax interferes with the Brazilian federal government's exclusive authority to legislate for telecommunications; and (ii) the legal nature of the tax is not that of a price, fee or contribution, or public contribution, as defined under Brazilian law. In addition, we believe that the "shadow tax" is unconstitutional, since it is not included in the jurisdiction of municipalities as determined by Brazil’s Federal Constitution.

In Rio de Janeiro we are awaiting a decision on our appeal from the highest court.

In São Paulo three different regulations (normative acts) have been issued authorizing the Shadow Tax. In the actions brought by Net São Paulo Ltda. the results are as follows:

In the action against the 1st law, a court order was not granted by the court of first instance but is awaiting a decision from the court of 2nd instance. In the action against the 2nd law, a favorable decision was annulled by the court of second instance, and is awaiting a ruling from the highest court. In the action against the third "normative act" the decision from the court of 1st instance was favorable and we are awaiting a decision from the court of second instance.

In other municipalities, we obtained six favorable decisions, which the municipalities appealed, and three unfavorable decisions which have appealed.

If our appeals fail and we are forced to pay this tax, our operational earnings may be adversely and substantially affected. However, on the basis of its legal advisors’ opinions that the chances of losing the case are remote, management has not set aside provisioning for this contingency.

18. Stockholders’ equity

Equity

On May 18, 2006, 26,575,961 common and 38,572,409 preferred shares were issued arising from the fiscal benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel Participações S.A., under the terms of Securities Commission (CVM) Instruction 319/99 so that its share capital was represented by 1,639,801,063 common and 2,380,010,972 preferred shares, of which 1,700,000 were issued in relation to the Stock Option Purchase Plan approved by the Extraordinary General Meeting of April 17, 1997, for offer to executives and other employees of the Company and its subsidiaries and partly paid. All the shares are nominal, book-entry, non-par value and were issued prior to the bundling of shares.

On August 1st, 2006, the Company implemented all the necessary measures for bundling each lot of 15 shares in 1 of the Company's shares, as approved by the extraordinary and ordinary meeting of April 28, 2006, being the share capital represented by 109,320,070 common shares and 158,667,398 preferred shares.

On November 29 and 30, 2006, as approved by the shareholders at the Extraordinary General Meeting held on October 30, 2006, 1,355,713 common shares, which were subscribed and paid in cash by the controlling shareholders, in the amount of R$ 29,880; and 23,010,140 preferred shares were issued, all nominal, book-entry and non-par value, in the amount of R$ 507,143 for the acquisition of minority holding in the capital of BTVC and Vivax.

The share capital can be increased to a limit of R$ 5,000,000 regardless of any amendment to the articles of incorporation in compliance with article 168 of Law 6.404/76, based on the decision of the Board of Directors, which will establish the terms for issuance according to the terms of the first paragraph of article 170 of Law 6.404/76.

The articles of incorporation provide for the distribution of mandatory dividends of 25% of net profits for the period, adjusted in compliance with article 202 of Law 6.404/76, taking the balance available when included in the accumulated amount.

Preferred shares shall be entitled to voting rights exclusively in the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given to Shareholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on an equal footing as common shares in the distribution of bonuses and shall represent as much as 2/3 (two thirds) of the total number of shares issued by the Company and can be amended upon issued at the previously existing proportion between common and preferred shares.

In compliance with the provisions of the Sarbanes-Oxley Act, the Company, on July 12, 2005, approved the installation of a permanent fiscal council comprising a minimum of three and a maximum of five members.

Shareholders Agreement

On March 21, 2005, a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

The Company’s Board of Directors will be made up of, at least, nine (9) and, at most, twelve (12) effective members and the same number of alternate members, being, at least, twenty per cent (20%) of its Independent Board members as defined in Regulation Level 2 of Bovespa’s Corporate Governance, all of which are Shareholders of Net Serviços de Comunicação S.A., with a unified mandate of one (1) year, which reelection is allowed, and at least one effective member and respective alternate by excluisve and separate appointment by Globo, fourty-three (43) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Sharegholders Agreement.

Market value of Company shares

The market value of Net Serviços de Comunicação S.A. shares, according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was on December 31, 2006, R$ 24,17 (R$ 1.07 on December 31, 2005, before the bundling of shares). The company reported on December 31, 2006, shareholders’ equity of R$ 1,240,225 and on December 31, 2005, shareholders’ equity was R$ 621,269, and the book value of shares was R$ 4.24 and R$ 0.16 respectively.

Special Goodwill Reserve

During the fiscal year of 2006, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 70,404 (R$ 74,269 on December 31, 2005), resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized, on May 18, 2006, the Board authorized and ratified a capital increase in the amount of R$ 74,269 by capitalizing the tax benefit resulting from amortization of the goodwill due to the acquisition of Globotel Participações S.A. ("Globotel"), as stipulated in section 8 of the Globotel "Protocol of Incorporation". This benefit was obtained by the subsidiaries Net Belo Horizonte Ltda., Net Rio Ltda., Net Brasília Ltda. and Net São Paulo Ltda. during the fiscal year ended December 31, 2005.

Pursuant to CVM Instruction 319/99 and Article 171 of Law 6.404/76, the shares were issued against credit capitalization benefiting the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.) and then sold to Empresa Brasileira de Telecomunicações S.A. - Embratel.

19. Cost of services rendered

	Consolidated

	2006	2005

Subscription
Program scheduling costs	552,529	484,634
Network materials and maintenance	33,840	28,943
Personnel	97,738	76,023
Pole rental	39,764	38,623
Depreciation	121,328	113,097
Amortization	21,845	24,329
Program schedule guide (TV Guide)	12,804	13,576
Third party (outsourced) service	87,788	52,466
Network electrical power	25,623	26,779
Vehicles	11,816	9,083
Telecommunications	43,370	18,123
ECAD	16,107	13,666
Sales commissions	1,453	1,587
Telemar convention	10,484	9,485
Rental of pipelines	5,490	5,072
Other	8,799	17,373

Cost of services rendered	1,090,778	932,859

20. Financial results

	Parent Company		Consolidated

	2006	2005	2006	2005

Income:
Reversal of fines and monetary charges on debt	-	112,010	-	148,498
Interest on loans to subsidiaries and associated companies	19,284	108,871	-	-
Financial investments	7,016	7,014	39,443	18,287
Arrears interest on late monthly payments	-	8	8,698	7,454
Price level restatements	463	1,000	2,118	2,055
Foreign exchange fluctuations	(1,338)	(2,103)	(2,890)	(814)
Interest on tax credits	559	1,098	2,202	2,525
Non cumulative PIS and COFINS taxes	365	(445)	377	(443)
Discounts obtained	3	15	60	85

	26,352	227,468	50,008	177,647

Expenses:
Financial charges on loans and debentures	(115,552)	(150,562)	(117,096)	(159,241)
Financial charges – Associated Companies	(2,759)	(26,225)	1	(406)
Price level restatements and foreign exchange fluctuations and others	88	(802)	272	(25,315)
Price level restatements and foreign exchange fluctuations on loans	5,209	44,676	14,388	57,177
Financial charges on contingencies	3,410	(16,107)	(2,598)	(31,865)
CPMF tax	(3,579)	(9,878)	(18,838)	(24,227)
PIS and COFINS taxes on income	(1,852)	(1,282)	(3,273)	(1,397)
Earnings (losses) from Hedge/Swap operations	(26,747)	(24,238)	(37,254)	(25,260)
IOF tax on bank current account	21,874	13,827	32,611	14,857
Interest on suppliers and taxes	(742)	(452)	(8,515)	(3,124)
Discounts extended	-	(1)	(22,078)	(10,467)
Financial assistance in the debt restructuring program	(357)	(48,517)	(349)	(73,351)
Price level restatements and foreign exchange fluctuations on	4	-	2,157	18,001
Program scheduling
Other	(2,441)	(10,342)	(5,563)	(14,354)

	(123,444)	(229,903)	(166,135)	(278,972)

Net financial expenses	(97,092)	(2,435)	(116,127)	(101,325)

21. Management remuneration

The aggregate value of remuneration received by the Company management for services in their respective areas of endeavor was R$ 14,788 for the year ended on December 31, 2006 (R$ 18,300 on December 31, 2005),

22. Employee benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company, Expenses for these benefits accumulated during the year ended on December 31, 2006, totaled R$ 16,183 (R$ 11,475 on December 31, 2005),

Remuneration:

The Company has three complementary remuneration plans as explained below:

(i) Profit sharing plan (PPR): in compliance with a union agreement whereby the Company must remunerate its employees on the basis of profit sharing in the amount of up to two additional salaries, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met, For a select number of management, directors and managers of the Company, there are individual agreements in place in compliance with the targets established for these professionals, The main targets of this plan are established to achieve certain amounts of cable TV subscribers (weight 25%), and broadband subscribers (weight 25%), EBITDA (-) CAPEX generation (weight 25%), and the adequate level of client satisfaction (weight 25%),

(ii) Complementary long-term profit sharing plan offered to a select number of the Company management, directors and managers, for the purpose of retaining these employees, in 2007 a new cicle will begin when the same criteria of the previous year shall be applied, The provisions for payment of this plan got underway beginning in 2004 and are cumulative until paid off,

(iii) Additional profit sharing plan (PPR): the Company will remunerate employees of 9 operators marketing Net Fone in the amount of up to one additional monthly salary on reaching the targets for subscribers and EBITDA (-) CAPEX generation set by the officers and authorized by the board only applicable to 2006,

In consideration of the goals established, the Management has recorded over the years 2005 (R$ 27,362) and 2006 (R$ 30,798), provisions related to these benefits plans, They are recorded under the heading salaries and social charges and have a balance on December 31, 2006, of approximately R$ 41,600 (R$ 19,320 on December 31, 2005), according to the established payment terms, On December 31, 2006 approximately R$ 41,600 (R$ 11,020 on December 31, 2005) were completely classified short-term (approximately R$ 8,300 on December 31, 2005 in the long-term) in accordance with the repayment periods agreed,

The Company has contracted civil liability insurance for acts practiced by its directors and officers – D&O, in the fulfillment of their duties,

23. Interest on own capital

Pursuant to the faculty stipulated by Law No, 9249/95, the accounting records kept by subsidiaries include interest on own capital based on the Long Term Interest Rate (local acronym TJLP) in force in the year, in the amount of R$ 30,969 (R$ 12,779 on December 31, 2005), which was entered as financial expenses, as required by fiscal legislation, For the purposes of these financial statements, these interest charges have been eliminated from the year's financial expenses and are being shown in the retained earnings account as a counter-entry for short-term liabilities,

The tax econony genereted on this operation during the year was approximately R$ 7,665 (R$ 3,163 on December 31, 2005), due to deduction of these taxes in relation to "interest on own capital" credited to shareholders,

24. Financial instruments

i) Estimated market values

The realization values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods, However, a great deal of judgment was required to interpret the market data to produce the most appropriate realization value, As a result, the following estimates do not necessarily reflect the amounts that could be realized on the current trading market, The use of different methodologies could have an effect on the estimated realization values,

The management of these instruments is conducted on the basis of operations strategies, for the purpose of liquidity, profitability and security, The control policy includes continual monitoring of the contracted rates versus prevailing market rates, The Company and its subsidiaries do not make investments of a speculative nature, in derivative or any other risk assets,

Criteria, premises and limitations in the calculation of the market values,

a) Cash and cash equivalents and financial investments,

The carrying amounts of cash and cash equivalents and financial investments approximate their market values,

b) Recoverable taxes

These are presented at carrying amounts, since there are no parameters for calculation of the market value,

c) Receivable/payable loans

These are shown at carrying amounts since there are no similar instruments on the market and because they are related to operations conducted with subsidiaries and associated companies,

d) Investments

The market value of Investments is identical to their carrying amounts since there are no quotations for them on the market,

e) Loans, financing and debentures

The market value of loans, financing and debentures was calculated on the basis of the net present values of the future cash flows, taking the rates of interest currently available and applicable to instruments of this nature, terms and similar risks or based on market quotations of these notes,

The market values and book balances of financial instruments are shown below:

	Consolidated
	2006

	Book values	Market value

6th issue debentures	585,729	585,729
Guaranteed Perpetual Notes	323,619	332,761

	909,348	918,490

f) Derivatives

The Company has a policy of mitigating market risks and avoids assuming positions exposed to fluctuations of market values and operating only with instruments, which enable control of risks, The Company has swap operations, at an initial value in the amount of US$ 8,100 thousand, reflecting the substitution of the foreign exchange fluctuation by the IGP-M index plus spread in 9 equal installments and several other swap operations having an initial value in the amount of US$ 82,080 thousand, reflected by the exchange of foreign exchange fluctuations by the CDI or by pre-fixed rates, for the purpose of protecting itself from the mismatched effects of these rates, On the fiscal year ended December 31, 2006, the company recorded a loss of R$ 37,254 in financial expenses,

g) Limitations

The market values were estimated on the balance sheet date based on relevant market information, The changes in the premises could affect the estimates recorded,

ii) Credit risks

The financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and accounts receivable, The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base, The Company also has a Provision for doubtful accounts receivable in the amount of R$ 24,933 (R$ 26,434 on December 31, 2005) corresponding 21% of the balance of outstanding accounts receivable (27% on December 31, 2005),

Consolidated expenses for doubtful accounts receivable totaled R$ 23,631 on December 31, 2006 (R$ 19,598 on December 31, 2005),

iii) Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations related to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar,

Company income is substantially generated in the local currency, the Real, although the Company does have equipment vendors pegged to foreign currencies,

The Company’s foreign currency exposure is shown below:

	Consolidated

	2006	2005

US dollar pegged debt:
Debt	323,619	91,347
Equipment vendors	43,254	-
Less:
US dollar denominated financial investments	-	(30,478)

Liability exposure	366,873	60,869

iv) Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or SELIC),

The Company’s interest exposure is shown below:

2006

6th issue debentures	585,729
Local currency, real, denominated investments	481,038

Liability exposure	104,691

25. Commitments and guarantees

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months, The Company also has outsourced information technology contracts for a term of 72 months and contracts for a customer service center for a period of 36 months,

Expenses arising from these contracts are shown below:

Nature of the contracts	2006	2005

Offices	7,700	7,292
Poles	45,254	43,695
Information technology outsourcing	33,255	17,778
Customer service center outsourcing	61,822	36,961

26. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the companies by the Federal Tax Authority, the Finance Departments of the states of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office,

The amounts of the letters of guarantee are shown below:

2006

Net Rio Ltda,	59,003
Net Campinas Ltda,	14,524
Net Serviços de Comunicação S,A,	7,467
Net São Paulo Ltda,	2,361
Net Belo Horizonte Ltda,	1,032
Net Piracicaba Ltda,	598
Net Goiânia Ltda,	168
Net Recife Ltda,	53
Net São Carlos Ltda,	49

85,255

27. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations, The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them,

Total coverage per insurance area is shown below:

Area	Main coverage	Maximum annual coverage

Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding,	57,500
Loss of profits	Arising from fire, lightening and explosions of any nature (including those stemming from riots)Indemnity period = one month	8,500
Liabilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	2,400
Civil liability of the directors and officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage,	21,380

28. Tax losses carry forward

The Company and its subsidiaries have tax losses, negative social contribution tax bases and temporary differences in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts with no statue of limitations,

	2006		2005

	Income tax	Social Contribution	Income tax	Social Contribution tax
		tax

Parent Company	1,139,770	1,471,563	994,085	1,253,996
Consolidated	3,221,877	3,677,960	3,130,117	3,517,890

29. “EBIT” or LAJIR and “EBITDA” or LAJIDA

The Company uses the EBIT or LAJIR (Operating income before interest and taxes) and EBITDA or LAJIDA (Operating income before interest, taxes, depreciation and amortization) as an indicator for measuring its economic performance,

The Company uses the EBIT and the EBITDA because they are standard financial statistical measurements, normally declared and widely used in the pay television sector, The EBIT and the EBITDA should not be taken into account separately or as substitutes for net income, indicator of operations performance or alternative cash flow for the calculation of liquidity, Neither measurement represents funds available for dividend distribution, re-investments or other uses, and are calculated as follows:

	Consolidated

	2006	2005

Net income (loss) for the period	81,933	125,663
Income and social contribution taxes	116,868	(2,019)
Equity Earnings	(380)	-
Net financial expenses (income)	116,127	101,325
Net non operating expenses (income)	5,698	13,532
Interest in minority shareholdings	(118)	165

EBIT	320,128	238,666
Depreciation and amortization	195,299	211,390

EBITDA	515,427	450,056

For the purpose of calculation of the EBIT and EBITDA measurements, the heading financial expenses (income) take into account the breakdown of accounts as explained in explanatory note 20,

30. Subsequent Event

On February 01, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of R$ 70.404 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., as detailed in note 18, subject to the non-controlling pre-emptive stockholders rights.

Statements of cash flows
Years ended December 31, 2006 and 2005
(In thousands of Reais)

	Parent company		Consolidated

	2006	2005	2006	2005

Cashflows from operating activities
Net income for the year	81,933	125,6	81,9	125,6
Items not affecting cashflow
Equity income	(219,192)	(397,232)	(380)	-
Net interest charges and monetary variations	19,442	9,943	28,3	24,189
Expense - interest charge on loans net of payments	9,626	164,963	9,6	150,547
Loss on hedging instruments	26,747	24,238	37,2	25,260
Capital loss on investment	63	102,325	-	-
Depreciations and amortizations	32,363	47,448	195,2	211,390
Interest on shareholders' equity capital, not paid	15,255	11,184	-	-
Minority interest	-	-	(118)	165
Deferred income and social contribution taxes	-	-	91,7	(36,479)
Result from writing down permanent assets	575	(3,054)	7,5	18,606
Reversion of fines and monetary charges on debts	-	(111,801)	-	(148,519)
Provision for contingencies	(46,910)	(30,001)	(84,3)	(69,841)

Dividends received from controlled companies	163,531	-	-	-

Changes in assets and liabilities
(Increase) reduction in receivables	-	-	(21,4)	(11.099)
(Increase) reduction in stocks and other credits	-	-	(9,2)	(4,947)
(Increase) reduction in taxes recoverable	1,154	286	5,8	(17,150)
(Increase) reduction in other assets	14,063	(18,296)	72,5	(128,463)
(Increase) reduction in advance expenses	(7,217)	37,065	(10,1)	38,121
Increase (reduction) suppliers and programming	25,806	(48,350)	94,8	(66,952)
Increase (reduction) in tax obligations	351	(715)	(129)	18,021
Increase (reduction) in payroll and related charges	14,649	(4,229)	27,5	(4,504)
Increase (reduction) in provisions and other accounts payable	(19,098)	(20,844)	13,479	(32,600)

Net cash provided by (used in) operating activities	113,141	(111,407)	540,201	91,408

Cash flow from investment activities
Purchases of shareholding	(120,839)	-	(4,2)	-
Purchases of fixed and deferred	(10,120)	(16,564)	(487,8)	(188,6)
Proceeds sale of permanent assets	1,247	216,344	1,756	1,2

Net cash provided by
(used in) investment activities	(129,712)	199,780	(490,3)	(187,4)

	Parent company		Consolidated

	2006	2005	2006	2005

Cash flow from financing activities
Loans and financings – current / non current
Incoming	906,9	849,980	906,966	967,405
Payments	(699,0)	(1,339,473)	(782,979)	(1,477,307)
Related parties				-
Incoming	418,2	2,781,460	-	-
Payments	(442,2)	(2,909,813)	-	-
Capital increase and share issue goodwill	29,8	583,930	29,880	583,930

Net cash provided by (used in) financing activities	213,8	(33,916)	153,867	74,028

Increase (decrease) in cash and cash equivalents	197,3	54,457	203,701	(21,978)

Statement of increase in cash and cash equivalents
At beginning of year	54,8	355	302,756	324,734
At end of year	252,1	54,812	506,457	302,756

Increase (decrease) of cash and cash equivalents	197,3	54,457	203,701	(21,978)

     See the accompanying notes to the financial statements.

OTHER RELEVANT INFORMATIONS

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 12/31/2006

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON*	%	PN**	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	56,444,650	51.0%	0	0	56,444,650	19.3%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1,655,537	1.5%	0	0	1,655,537	0.6%
DISTEL HOLDING S.A.	9,785,171	8.8%	0	0	9,785,171	3.3%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,060,249	1.9%	15,661,460	8.6%	17,721,709	6.1%
EMBRATEL PARTICIPAÇÕES S.A.	40,010,455	36.2%	11,966,996	6.6%	51,977,451	17.8%
BNDESPAR	0	0.0%	17,909,883	9.9%	17,909,883	6.1%
OTHER SHAREHOLDERS	719,721	0.6%	136,139,199	74.9%	136,858,920	46.8%

TOTAL SHARES	110,675,783	100.0%	181,677,538	100.0%	292,353,321	100.0%

ON AND PN AS % OF TOTAL	37.9%		62.1%		100.00%

* ON: Common Shares, have voting rights at general meetings.
** PN: Preferred Shares, preference to receive profits or refund of capital if company dissolved, do not grant or restrict voting rights.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 12/31/2006

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	72,077,168	25.9	0	0	72,077,168	8.6
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	25.1	0	0	70,093,585	8.4
EMBRATEL PARTICIPAÇÕES S.A.	136,595,428	49.0	557,532,361	100.0	694,127,789	83.0

TOTAL SHARES	278,766,181	100.0	557,532,361	100.0	836,298,542	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.

SHARE OWNERSHIP ON 12/31/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2006

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GLOBO RIO PARTICIPAÇÕES E SERVIÇOS LTDA	333,666	99.9	665,334	99.9	999,000	99.9
OTHER SHAREHOLDERS	334	0.1	666	0.1	1,000	0.1

TOTAL SHARES	334,000	100.0	666,000	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

GLOBO RIO PARTICIPAÇÕES E SERVIÇOS LTDA
COMPOSITION OF HOLDINGS ON 12/31/2006

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
ROBERTO IRINEU MARINHO	383,446,500	33.34	383,446,500	33.34	766,893,000	33.34
JOÃO ROBERTO MARINHO	383,446,500	33.33	383,446,500	33.33	766,893,000	33.33
JOSE ROBERTO MARINHO	383,446,500	33.33	383,446,500	33.33	766,893,000	33.33

TOTAL	1,150,339,500	100.00	1,150,339,500	100.00	2,300,679,000	100.00

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5,679,815,484	99.0
OTHER SHAREHOLDERS	57,990,761	1.0
TOTAL SHARES	5,737,806,245	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2006

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA	148,345,890	28.95	118,103,553	24.80	266,449,443	26.95
NEW STARTEL PARTICIPAÇÕES S.A.	5,619,209	1.10	4,470,908	0.94	10,090,117	1.02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	114,368,210	22.32	90,996,760	19.11	205,364,970	20.77
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,452,628	44.97	2,661,105	0.56	233,113,733	23.58
TREASURY SHARES	0	0	1,208,556	0.25	1,208,556	0.12
OTHER SHAREHOLDERS	13,694,395	2.66	258,837,440	54.34	272,531,835	27.56

TOTAL SHARES	512,480,332	100.0	476,278,322	100.0	988,758,654	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A DE C.V.
SHARE OWNERSHIP ON 12/31/2006

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99,294,805	74.79
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	33,477,562	25.21

TOTAL SHARES	132,772,367	100.0

STARTEL PARTICIPAÇÕES LTDA
SHARE OWNERSHIP ON 12/31/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	3,987,194,182	99.99
TELMEX SOLUTIONS TELECOM. LTDA	7,699	0.01

TOTAL SHARES	3,987,201,881	100.0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 12/31/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	1,427,049,923	99.99
NEW STARTEL PARTICIPAÇÕES S.A.	1	0.01

TOTAL SHARES	1,427,049,924	100.0

BNDESPAR
SHARE OWNERSHIP ON 12/31/2006

Wholly owned subsidiary of BNDES

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Brazilian Economic and Social Development Bank (BNDES)	1	100.00			1	100.00
TOTAL	1	100.00			1	100.00

BNDES

SHARE OWNERSHIP ON 12/31/2006

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Federative Republic	6,273,711,452	100.00			6,273,711,452	100.00

TOTAL	6,273,711,452	100.00			6,273,711,452	100.00

SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	292,353,321
SHARES IN CIRCULATION (ON)	719,699
SHARES IN CIRCULATION (PN)	136,093,658
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 09/30/2006	46.8%

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND DIRECTOR ON 12/31/2006*

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	109,947,139 27,628,456 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 19,435 0

* Reflects lots of 15 shares bundled into 1 share on August 1, 2006

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND DIRECTORS ON 12/31/2005

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	106,828,651 25,726,262 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	2 133 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 11,035 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.